ADVANCED PHOTONIX, INC.
Proxy Statement and 2008 Annual Report to Stockholders

To Our Shareholders:

Fiscal 2008 was a year of some successes and some disappointments as we sought to transition from a period of intensive focus on cost reduction and product development to one more marked by revenue growth and profitability. While we were disappointed that we did not see revenue growth or profitability gains during the year, we believe that we are in a position to achieve those goals in fiscal 2009.

Our plan had called for completion of cost reduction and product development initiatives during the first half of the year which would drive revenue growth and profitability in the second half of the year. Cost reductions savings were to be derived from the closing of our Wisconsin facility and the consolidation and upgrade of our three microfabrication facilities into one, located in Ann Arbor, Michigan. Revenue growth was expected to follow our investments in product development within two of our product platforms serving high growth markets; high speed optical receivers (HSOR) for the telecommunications market and terahertz instrumentation (THz) for the industrial quality control market. In addition, we planned to strengthen our balance sheet and increase our institutional shareholder base.

While the year was full of accomplishments moving us toward these goals, we also had a few setbacks. We made substantial progress in our cost cutting consolidation efforts; however it took longer and cost more than we had originally estimated. While these cost cutting initiatives were largely completed during fiscal 2008, we still need to complete the closing of our California microfabrication cleanroom in fiscal 2009. Similarly, while product development of our next generation client side 40 gigabit HSOR was completed during the year, delays our customers experienced in introducing their products to the market had the effect of delaying our revenue growth in this market until fiscal 2009. Equally important, initial terahertz product development was completed in fiscal 2008 and transferred to manufacturing. This is a substantial accomplishment and represents a technology readiness that we believe will open up substantial markets as we concentrate on terahertz application and market development during fiscal 2009 and beyond.

In September 2007, we raised approximately $4.5 million in a private placement of our Class A Common Stock from existing and new institutional investors, and certain members of management, substantially strengthening our balance sheet. It was gratifying to see the confidence shown by these institutions in our business model, technology, markets, and management team, and the continuing strong support they have shown us going forward as we continue to enhance our Company's solid foundation built on these four elements. We used the proceeds of the placement to reduce the leverage on our balance sheet and support our strategic cost reduction and growth initiatives. In October we retired our convertible notes of $5.5 million held by two (2) hedge funds. One of the funds converted $3.1 million of their notes into approximately 1.6 million shares of Class A Common stock, which they subsequently distributed into the market over the next 3 quarters, and we paid off the $2.4 million balance of the notes with cash.

Over the past 2 years the company has executed on a strategic plan to increase institutional investor awareness of API in order to increase our institutional investor base. This growing institutional base of investors complements our historically strong retail investor base. We have made steady progress on this front in moving our institutional shareholder base in the right direction, and now have over 26% of our outstanding stock in either institutional or institutional like shareholder hands at the end of fiscal 2008. In the long run this will help the company to maximize shareholder value through the broad exposure to the investment community. We have accomplished this through our formal investor relations program, presenting at numerous well respected investment conferences and meeting with institutional investors. We expect to continue our investment community outreach program as a strategic initiative

Our relatively flat revenue this past year compared to the prior year was disappointing and was the result of two major factors: unanticipated product introduction delays experienced by some of our telecommunication customers, and unplanned production slowdowns resulting from the closure of the Wisconsin facility.

During our third quarter conference call we revised our revenue guidance downward for fiscal 2008 indicating revenue growth from zero to + 4% for the year, primarily because of delays we were experiencing in the HSOR product platform. As often occurs, leading edge technology products revenue ramps are difficult to predict since they are subject to market introduction delays and engineering changes during the initial product development and introduction phases. Unfortunately, we experienced all of these during fiscal 2008. The shortfall in revenue from our beginning of year expectations was not caused by lack of demand; rather it was the result of delays in shipments of new 40G products due to difficulties our customers experienced within their own supply chain. Our HSOR customers have solved these issues and began shipping production quantities of 40G products in our first quarter of fiscal 2009. We are only now just beginning to see the accelerated ramp-up of 40G HSOR revenues. In addition, as discussed in our second quarter conference call, the temporary suspension of shipments of our 10G APD products due to customer requested redesigns to meet the changing market requirement that products operate in both high and low optical power conditions (versus only low power conditions) further delayed telecommunication revenue in fiscal 2008. These 10G products were reintroduced to the market in the first quarter of 2009, and we expect revenue to accelerate from these products during the remainder of the year. We are expecting to see HSOR revenues grow by 50% or more in fiscal 2009.

The other major impact on revenue and profitability was the delay in completing the wafer fabrication consolidation and the transfer of assembly production from the closed Wisconsin faculty to our Camarillo, California facility. These delays caused our past due deliveries to customers to climb to over $400,000, shrinking revenues by a roughly equivalent amount during the fourth quarter, and increasing our non-recurring expenses. Our senior management team has taken appropriate actions and made the additional investment in resources necessary to successfully conclude these strategic initiatives in fiscal 2009, and management continues to believe that these initiatives will substantially improve gross margins from the Optosolutions product platform in 2009 and beyond.

Many successes in fiscal 2008 were not obvious when looking at the numbers, but centered around the continued development of our industry leading products and technology, expanding and improving our production capabilities, and improving the skills and capabilities of our work force that are so essential to achieving the growth objectives we have for API over the next several years. These investments in technology, products, manufacturing, and people are the foundation of our strategy of positioning API as the technology leader and innovator across all our markets. We believe this strategy will yield tangible and quantifiable differentiation in each industry sector in which we compete, and result in sustainable future growth in revenues and profits, which will ultimately translate into increased shareholder value.

PRODUCT PLATFORMS:

HIGH-SPEED OPTICAL RECEIVERS (HSOR)

The Telecommunication market continued it's turnaround in fiscal 2008. One of the main growth drivers continues to be the build out of the long haul and metro infrastructure by both wireless and wire line service providers, led by the US market, as they begin to upgrade the infrastructure that is necessary to handle the high resolution video bandwidth tsunami that is upon us. While we do not sell directly to these service providers, we do sell to the telecommunication Original Equipment Manufacturers' (OEM's) and their optical subsystem suppliers, who in turn supply the service providers with the advanced optical communication equipment needed for the infrastructure build out. In the new product development area, we are focusing on the advanced 40G and 100G line side receivers that will require next generation modulation schemes in order to cost effectively utilize the existing fiber infrastructure. We believe the investments we are making this year in these new 40G and 100G line side receivers will generate additional revenue growth in fiscal 2009 and beyond, with 100G gaining traction by 2011.

TERAHERTZ

With the announcement of our 4th generation system, the T-Ray 4000™, at the end of fiscal 2007, and the first production model shipped to NASA in the fourth quarter of fiscal 2008, API has begun the next phase of leveraging its leading technology and manufacturing capability to aggressively grow Terahertz revenues. The T-Ray 4000™ system is delivering on the promise of faster, smaller, lighter, more rugged, with higher power, all at a lower cost and greater scalability. The T-Ray 4000™ is a product platform that is targeted to industrial quality and process control markets and can serve the homeland security and defense markets. In the coming years, this product platform will evolve into many types of standard products lines addressing each of our targeted markets. At the same time we will continue to focus on the R&D market which is also focusing on application development.

An example of one of these evolving application product lines involves replacing the current nuclear gauges utilized in the industrial quality control and process control markets. This development is funded in part by a Department of Homeland Security (DHS) Phase II contract which began in late fiscal 2008. We will make significant progress toward completing this application development over the next 18 months.

We have recently announced several T-Ray 4000™ orders for the R&D application development market and expect significant growth in this market in fiscal 2009. In addition, we expect one or more of the industrial applications that we have been developing over the past several years to be realized in fiscal 2009 and begin generating revenue.

We are committed to extending our leadership in the broadening application and commercialization of Terahertz technology in fiscal 2009 and beyond and believe this product platform has significant long term growth opportunities.

OPTOELECTRONIC SOLUTIONS

The Optosolutions Product Platform underwent a tremendous transformation in fiscal 2008, starting with the new wafer fabrication facilities installed in Ann Arbor, the closing of the Wisconsin wafer fabrication facility, the closing of the Wisconsin packaging facility, the hiring of a new divisional general manager, and the addition of new sales and marketing personnel. These positive changes have put us on the right track to further improve our Optosolutions business model, expand our marketing and product opportunities, and substantially improve the efficiency and profitability of this product platform .

<u>Summary</u>

Looking to fiscal 2009, we are expecting to grow revenues 25% over fiscal 2008 and report strong earning growth. We expect that our gross margins will increase in fiscal 2009 as the benefits of our cost reduction programs in our custom optoelectronics product platform and the revenue growth in our HSOR and THz product platforms increase our capacity utilization. On the expense side we plan to continue our focus on our research and development investments to maintain and improve our leadership in our growth platforms, and to increase our sales and marketing expenses to support our growing businesses. These small increases will be more than offset by significantly lower interest expenses as a result of de-leveraging our balance sheet in FY

2008. We are continuing to position API for accelerating growth in fiscal 2009 and beyond.

In closing, we are proud of the accomplishments and dedication of our employees. We thank our many loyal customers and shareholders and look forward to a mutually prosperous fiscal 2009.

Sincerely,

Richard Kurtz
Chairman of the Board and
Chief Executive Officer

TABLE OF CONTENTS

Notice Of Annual Meeting Of Stockholders
To Be Held
August 22, 2008

To the Stockholders of Advanced Photonix, Inc.:

You are invited to attend the 2008 Annual Meeting of Stockholders (the Annual Meeting) of Advanced Photonix, Inc., which will be held at our Michigan office, 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern Time, on August 22, 2008, to consider the following matters:

(1) The election of the six directors nominated by the Board of Directors to hold office until the next Annual Meeting or until their respective successors are duly elected and qualified. The persons nominated by the Board are Richard D. Kurtz, Robin F. Risser, Lance Brewer, M. Scott Farese, Donald Pastor and Stephen P. Soltwedel;

(2) The adoption of the Amendment to the Certificate of Incorporation to increase the authorized Class A Common Stock of the Company from 50,000,000 shares to 100,000,000 shares; and

(3) The transaction of such other matters as may properly be brought before the Annual Meeting.

The Board of Directors has fixed the close of business on July 7, 2008 as the record date for the Annual Meeting. Only stockholders who owned our common stock at the close of business on July 7, 2008 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof. Shares of common stock can be voted at the Annual Meeting only if the holder is present or represented by proxy.

The Board of Directors is soliciting the accompanying proxy to vote at our 2008 Annual Meeting. Reference is made to the attached Proxy Statement for further information with respect to the business to be transacted at the Annual Meeting.

A complete list of stockholders entitled to vote at the Annual Meeting shall be open to the examination of any stockholder, for any purpose relevant to the Annual Meeting, during ordinary business hours, for a period of at least ten days prior to the Annual Meeting, at our principal office, 2925 Boardwalk, Ann Arbor, Michigan 48104.

Stockholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend the Annual Meeting in person, please complete, date and sign the accompanying proxy card and return it without delay in the enclosed postage prepaid envelope. Your proxy will not be used if you are present and prefer to vote in person or if you revoke your proxy before its exercise.

By Order of the Board of Directors,

July 16, 2008

ROBIN F. RISSER
Secretary

Proxy Statement
Annual Meeting of Stockholders
August 22, 2008

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Advanced Photonix, Inc. (the Board) a Delaware corporation (the Company or we) for use at the 2008 Annual Meeting and for any adjournments or postponements thereof to be held at the Company's Michigan office, 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern time, on August 22, 2008, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders (the Notice). A Board of Directors' proxy (the Proxy) for the Annual Meeting is enclosed, by means of which you may vote as to the proposals described in this Proxy Statement.

Two proposals are scheduled for a vote at the Annual Meeting: (1) the election of the six directors named in this Proxy Statement to serve until the next Annual Meeting of Stockholders and (2) the adoption of the Amendment to the Certificate of Incorporation to increase the authorized Class A Common Stock. The Board recommends a vote **FOR** the election of the six nominees to the Board and **FOR** the adoption of the Amendment to the Certificate of Incorporation as described in this Proxy Statement. All Proxies that are properly completed, signed and returned to the Company prior to the Annual Meeting, and which have not been revoked, will be voted in accordance with the stockholder's instructions contained in such Proxy. In the absence of instructions, shares represented by such Proxy will be voted **FOR** the election of the six nominees to the Board and **FOR** the adoption of the Amendment to the Certificate of Incorporation as described herein. The Board is not aware of any business to be presented at the Annual Meeting except the matters set forth in the Notice and described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the accompanying Proxy will vote on those matters in accordance with their discretion. A stockholder may vote before the Annual Meeting by mail by filling in, signing and returning the enclosed Proxy. A stockholder may vote "For" all the nominees to the Board of Directors or may withhold authority to vote for any nominee(s) specified. With respect to the adoption of the Amendment to the Certificate of Incorporation, a stockholder my vote "For" or "Against" or abstain from voting which will have the same effect as a vote against the proposal. A stockholder may vote at the Annual Meeting if he or she attends the meeting in person. *Even if you plan to attend the meeting, the Company recommends that you submit your Proxy via the mail so that your vote will count if you later decide not to attend the Annual Meeting.*

A stockholder may revoke or change his or her Proxy at any time before it is exercised by filing with the Secretary of the Company at its offices at 2925 Boardwalk, Ann Arbor, Michigan 48104, either a written notice of revocation or a duly executed Proxy bearing a later date, or by appearing in person at the Annual Meeting and expressing a desire to vote his or her shares in person. A stockholder may receive more than one set of proxy materials, including multiple copies of this Proxy Statement and multiple Proxies. For example, if a stockholder holds shares in more than one brokerage account, he or she may receive a separate proxy card for each brokerage account in which shares are held. If a stockholder is of record and his or her shares are registered in more than one name, he will receive more than one Proxy. *Please complete, sign, date and return each Proxy received to ensure that all shares are voted.*

This Proxy Statement and the accompanying Notice, Proxy and 2008 Annual Report to Stockholders are being sent to Stockholders on or about July 16, 2008.

VOTING SECURITIES

The Company has fixed July 7, 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. As of that date, the Company had outstanding 24,007,978 shares of Class A Common Stock, $.001 par value (the Common Stock). A quorum, representing a majority of the total outstanding shares of Common Stock, must be established for the Annual Meeting to be held and any action to be taken. The presence, in person or by proxy, of stockholders entitled to cast a majority of votes will constitute a quorum for the Annual Meeting. Holders of Class A Common Stock are entitled to one vote for each share of Common Stock owned.

Brokers holding shares for beneficial owners (shares held in "street name") must vote those shares according to the specific instructions they receive from beneficial owners. If specific instructions are not received, brokers may vote those shares in their discretion, depending on the type of proposal involved. In accordance with the rules applicable to such voting by brokers, brokers will have discretionary authority to vote on the election of directors and on Proposal 2.

For Proposal 1, the six nominees for election as directors who receive the highest number of "FOR" votes will be elected as directors. As a plurality of votes cast is required for the election of directors, abstentions will have no effect on the outcome of the election. For Proposal 2, the adoption of the Amendment to the Certificate of Incorporation must receive the "FOR" vote of a majority of the outstanding shares entitled to vote on the matter. Abstentions will have the same effect as a vote against Proposal 2.

Votes will be counted by the Company's independent inspectors of election appointed for the Annual Meeting. The Company will pay for the entire cost of preparing, assembling, printing, soliciting and mailing Proxies. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse banks and brokers for the cost of forwarding proxy materials to beneficial owners. In addition, our directors and employees may solicit proxies in person, by telephone, by Internet, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but the Company has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support for a services fee and the reimbursement of customary disbursements that are not expected to exceed $7,500 in the aggregate. Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our Quarterly Report on Form 10-Q for the period ending September 30, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 30, 2008 certain information concerning the holdings of each person who was known by the Company to be the beneficial owner of more than five percent (5%) of the shares of Common Stock of the Company, by each director and each executive officer named in the Summary Compensation Table and by all directors and officers as a group.

Name & Address of Beneficial Owner	Number of Shares Owned	Shares Underlying Options/Warrants (1)	Percent of Class (2)
5% Stockholders			
Potomac Capital Management LLC 825 Third Avenue, 33rd Floor New York, NY 10022	3,420,218 (3)	500,000 (4)	16.0%
Smithfield Fiduciary LLC c/o Highbridge Capital Management 9 West 57th Street, 27th Floor New York, NY 10019	--	1,276,234 (4)	5.0%
Named Executive Officers and Directors			
Richard D. Kurtz	80,300	554,800 (5)	2.6%
Robin F. Risser	918,333	92,500 (6)	4.2%
Steven Williamson	1,862,667	100,500 (7)	8.1%
Lance Brewer	5,000	80,000 (5)	0.4%
M. Scott Farese	34,000	439,000 (5)	1.9%
Donald Pastor	8,000	80,000 (5)	0.4%
Stephen P. Soltwedel	24,000	450,000 (5)	1.9%
Directors & Officers as a Group	2,721,100	1,796,800 (8)	18.3%

1) Represents shares issuable pursuant to stock options and stock purchase warrants that are exercisable within 60 days of June 30, 2008.

2) Represents percentage of issued and outstanding shares of the Company's Common Stock, assuming the beneficial owner (and no other beneficial owner) exercises all stock purchase warrants and stock options which are exercisable within 60 days of June 30, 2008.

3) Based upon information set forth in an Information Statement on Schedule 13G filed by the beneficial owner with the Securities and Exchange Commission (SEC).

4) Represents shares underlying stock purchase warrants.

5) Represents shares underlying stock options.

6) Includes 80,000 shares underlying stock options and 12,500 shares underlying stock purchase warrants.

7) Includes 80,000 shares underlying stock options and 20,500 shares underlying stock purchase warrants.

8) Includes 1,763,800 shares underlying stock options and 33,000 shares underlying stock purchase warrants.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require our executive officers and directors and persons owning more than 10% of our Common Stock to file certain reports on ownership and changes in ownership with the Securities and Exchange Commission (SEC). Based on a review of our records and other information, we believe that during the fiscal year ended March 31, 2008, our executive officers, directors and persons holding more than 10% of our Common Stock timely filed Section 16(a) reports except for reports on Form 4 covering purchases of shares by Steven Williamson on February 14, 2008 and February 21, 2008 and by Donald Pastor on February 19, 2008 and one late report by each of Messrs. Farese and Soltwedel covering an option grant for services as a non-employee director.

PROPOSAL 1 - ELECTION OF DIRECTORS

A Board of six (6) Directors of the Company is to be elected at the Annual Meeting, each to serve, subject to the provisions of the Company's by-laws, until the next Annual Meeting or until his successor is duly elected and qualified. It is the Board and management's recommendation that the accompanying form of Proxy be voted **FOR** the election of each of the six nominees named below, all of whom are currently Directors of the Company and two of whom are currently executive officers of the Company. The Board believes that the nominees named below are willing to serve as Directors, however, in the event that any of the nominees should become unable or unwilling to serve as a Director, the Proxy will be voted for the election of such person or persons as shall be designated by the Board pursuant to the recommendation of the Company's Nominating and Governance Committee. The nomination of each of the nominees listed below was recommended by our Nominating and Governance Committee and approved by the Board.

The following persons are nominees for election as Directors:

Name	Age	Position or Principal Occupation	Director Since
Richard D. Kurtz	56	Chairman of the Board, President and Chief Executive Officer	2000
Robin F. Risser	57	Chief Financial Officer, Secretary and Director	2005
Lance Brewer	50	Director	2005
M. Scott Farese	51	Director	1998
Donald Pastor	54	Director	2005
Stephen P. Soltwedel	61	Director	2000

Set forth below is certain information relating to the Directors and executive officers of the Company. Directors serve annual terms until the next annual meeting of stockholders or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors.

Richard D. Kurtz - Chairman of the Board, President and Chief Executive Officer
Mr. Kurtz became a director of the Company in February 2000, was elected Chairman of the Board in July 2000, and was appointed Chief Executive Officer in February 2003. In June 2006, Mr. Kurtz was appointed to serve as President of the Company. Prior to joining the Company in February 2003, he was Director of Client Services and Strategic Planning for Quantum Compliance Systems Inc. a privately owned software company specializing in the development and installation of Environmental Health and Safety Management systems. Prior to joining Quantum in June 2001, Mr. Kurtz served as Vice President of Sales and Marketing for Filtertek Inc. an ESCO Technology company for more than thirteen years.

Robin F. Risser – Chief Financial Officer and Director
Mr. Risser joined the Company through the acquisition of Picometrix, Inc., and was appointed Chief Financial Officer of the Company in May 2005 and became a director of the Company in July 2005. Prior to joining the Company, Mr. Risser served as the Chief Executive Officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Risser is also a member of the Optical Society of America. Mr. Risser has passed the certified public accountant exam and holds an MBA from the University of Michigan.

Lance Brewer – Director
Mr. Brewer became a director of the Company in July 2005. He is a partner at Brewer & Brewer Law firm since 1989 the year in which he co-founded the firm. Brewer & Brewer is headquartered in Newport Beach, California and specializes in representation of financial institutions, business acquisitions and litigation and insurance defense.

M. Scott Farese - Director
Mr. Farese became a director of the Company in August 1998. He is currently Chief Executive Officer of Memacin, a firm specializing in the manufacturing of dietary supplements and nutracueticals. Prior to founding Memacin, Mr. Farese was President of Chelsea Investments, a firm specializing in facilitating private investments in privately held companies. For the thirteen years prior to the establishment of Chelsea Investments, Mr. Farese was employed by Filtertek, Inc., an ESCO Technology company, most recently holding the position of Business Unit Director.

Donald Pastor – Director
Mr. Pastor became a director of the Company in July 2005 and is currently the Executive Vice President - Operations and Chief Financial Officer of Telephonics Corporation where he has been employed since 1986. In addition, Mr. Pastor serves as the Chief Executive Officer of TLSI, a wholly owned subsidiary of Telephonics. For the past thirty years, Mr. Pastor has held a variety of financial, administrative and operational positions in high technology and defense related industries.

Stephen P. Soltwedel - Director
Mr. Soltwedel became a director of the Company in February 2000. In May 2007 he retired as President of Filtertek, Inc., an ESCO Technology company where he had been employed since 1979 and had previously held the position of Vice President and Chief Financial Officer. Prior to joining Filtertek, Mr. Soltwedel was employed by the public accounting firm of Baillies Denson Erickson & Smith in Lake Geneva, Wisconsin.

Steven Williamson (Age 53) - Chief Technology Officer
Mr. Williamson joined the Company in May 2005 through the acquisition of Picometrix, Inc. Prior to joining the Company, Mr. Williamson served as the President, Chief Technology Officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Williamson earned his B.A. in Physics (Optics) from the University of Rochester, has 35 publications in the field of ultra fast optics and optoelectronics and holds twelve patents.

CORPORATE GOVERNANCE

The Company seeks to follow best practices in corporate governance in a manner that is in the best interests of our business and our stockholders. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, the SEC and the American Stock Exchange (AMEX) and will continue to review our policies and practices to meet ongoing developments in this area.

Code of Ethical Conduct

The Company has adopted a Code of Ethical Conduct applicable to its President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) pursuant to the Sarbanes-Oxley Act of 2002. In addition the Company has adopted a Code of Business Conduct and Ethics applicable to all employees and Directors, including the officers listed above. Both Codes of Ethics are published on the Company's web site, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page. Both Codes of Ethics are also available in print to any requesting stockholder. We will post any amendments to or waivers of either Code of Ethics on the Company's website.

BOARD MEETINGS AND COMMITTEES

Board Meetings, Annual Meeting and Attendance of Directors

The Board of Directors held four meetings during the fiscal year ended March 31, 2008. Each person who served as a director during the 2008 fiscal year attended at least 75% or more of the aggregate of (i) the total number of meetings of the Board held while such person was a director, and (ii) the total number of meetings held by all committees of the Board on which such person served while such person was a member of such committee. As a matter of policy, members of the Board are required to make every reasonable effort to attend the Annual Meeting. All members of the Board attended the Company's 2007 Annual Meeting of Stockholders.

Director Independence

The Board has affirmatively determined that the following directors have no material relationship with the Company and are independent within the meaning of Rule 10A-3 of the Security Exchange Act of 1934, as amended (Rule 10A-3) and within the applicable AMEX definition of "independence": Lance Brewer, M. Scott Farese, Donald Pastor and Stephen P. Soltwedel. Independent directors receive no compensation from the Company for service on the Board or the Committees other than directors' fees and non-discretionary awards granted under our 2007 Equity Incentive Plan.

Executive Sessions

As required by the AMEX listing standards, our non-management directors meet in executive sessions with only non-management directors present at least once annually.

Communications with Directors

You may contact the entire Board of Directors, any Committee of the Board, the non-management directors as a group or any individual director by calling the Company's hotline at 800-785-1003 (U.S. and Canada) which is administered by the third party service provider, Lighthouse Services. Lighthouse Services collects all requests for contact and delivers them to the appropriate director or group of directors. The contact information for our hotline is also located on our website at www.advancedphotonix.com under the "Investor Inquiries" link on the Investors page. Stockholders are also welcome to communicate directly with the Board at the Company's Annual Meeting.

Committees of the Board

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. All of the members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are independent directors within the applicable definitions of the AMEX listing standards and Rule 10A-3. Each of the Committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. The charters for the Audit Committee, the Compensation Committee and the Nominating Governance Committee have been approved by the Board of Directors and are posted on the Company's website, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page. The charters are also available in print to any requesting stockholder.

As set forth in the Audit Committee Charter, the Audit Committee's primary responsibilities are to: (1) oversee the Company's financial reporting principles and policies including review of the financial reports and other financial and related information released by the Company to the public, or in certain circumstances governmental bodies; (2) review the Company's system of internal controls regarding finance, accounting, business conduct and ethics and legal compliance that management and the Board have established; (3) review the Company's accounting and financial reporting processes; (4) review and appraise with management the performance of the Company's independent auditors; and (5) provide an open avenue of communication between the independent auditors and the Board of Directors. The Audit Committee held four meetings during the fiscal year ended March 31, 2008. During the 2008 fiscal year, the Audit Committee consisted of Messrs. Farese, Pastor and Soltwedel. The Board has determined that Donald Pastor and Stephen P. Soltwedel qualify as "audit committee financial experts" under the regulations promulgated by the SEC.

Compensation Committee. The Compensation Committee evaluates directors and management compensation plans as well as the Company's equity incentive plans. The Compensation Committee met seven times during the 2008 fiscal year. The members of the Compensation Committee are Messrs. Brewer, Farese, and Soltwedel. Pursuant to the Compensation Committee Charter, the Committee is responsible for (i) discharging the Board's responsibilities relating to compensation of the Company's executive officers and (ii) reviewing and approving an annual report on executive compensation prepared by management for inclusion in the Proxy Statement in accordance with applicable rules and regulations. The Committee made recommendations concerning executive compensation for our executive officers for the 2008 fiscal year which were approved by the independent directors of the Board.

Nominating and Governance Committee. The Nominating and Governance Committee identifies individuals qualified to become members of the Board and its Committees and addresses the Company's demands for governance. The Nominating and Governance Committee held two meetings during the 2008 fiscal year. The members of the Nominating and Governance Committee are Messrs. Brewer, Farese and Pastor.

The Committee's responsibilities include (i) identifying individuals qualified to become Board members, (ii) recommending individuals to the Board as director nominees and recommending directors to serve as members of the Board's committees, and (iii) developing and recommending to the Board a set of Corporate Governance Guidelines.

Nomination Procedures

The Nominating & Governance Committee of the Board identifies, investigates and recommends prospective directors to the Board with the goal of creating a balance of knowledge, experience and diversity. In conducting this assessment, the Nominating and Governance Committee considers, among other things, skills, expertise, integrity, character, judgment, independence, corporate experience, length of service, willingness to serve, conflicts and commitments (including, among other things, the number of other public and private company boards on which a director candidate serves), and such other factors as it deems appropriate to maintain a balance of knowledge, experience and capability on the Company's Board. The Committee also considers whether a prospective nominee has appropriate business experience, as well as the ability to make independent, analytical judgments, the ability to be an effective communicator and the ability and willingness to devote the time and effort to be an effective and contributing member of the Board.

In the case of incumbent directors whose terms of office are set to expire, the Committee reviews such directors' overall service to the Company during their terms, including the number of meetings attended, level of participation and quality of performance. Consideration of new director nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. The Committee identifies potential new director candidates by recommendations from its members, other Board members, Company management and stockholders, and may, if necessary or appropriate, utilize the services of a professional search firm.

The Nominating & Governance Committee considers recommendations for director candidates submitted by stockholders using the same criteria that it applies to recommendations from the Committee members, directors and members of management. In order to be considered, a recommendation from a stockholder must be submitted to the Secretary of the Company in accordance with the director nomination procedures set forth in our by-laws and the applicable rules of the SEC. See the section of this proxy under the heading "Proposals of Stockholders."

The Company has not made any changes to the procedures by which stockholders may recommend nominees to the Company's Board of Directors since the Company's last proxy statement.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information on the compensation program in place for the Company's President and Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Technology Officer (CTO) (together the NEOs).

Compensation Philosophy and Objectives. The Company generally compensates its NEOs with a mix of base salary, bonus and equity compensation designed to be competitive with the compensation offered by other companies who operate in similar industries.

Board Process. The Compensation Committee reports to the Board of Directors (the Board) and is responsible for setting and administering the Company's compensation program and policies as well as monitoring the Company's compensation philosophy and objectives. In advance of each fiscal year, the Compensation Committee reviews and recommends to the Board for approval any compensation awards, including bonuses payable for the prior year and a "target" bonus (expressed as a percentage of base salary) for the next fiscal year, to all executive officers, including the CEO, CFO and CTO and each person in senior management who has a total compensation level greater than $100,000. Generally, on its own initiative the Compensation Committee reviews the total compensation of the CEO, and, following discussions with him, and other advisors where it deems appropriate, establishes the compensation level to be recommended to the

Board. With respect to the other NEOs, the Compensation Committee may receive recommendations from the CEO (with respect to all NEOs other than himself), and exercises its judgment in establishing its recommendations to the Board taking into account such recommendations and evaluations.

The Compensation Committee has discretion to grant stock options and stock awards to the NEOs. In making such grants, the Compensation Committee considers the long-term incentive practices of comparable companies, the goals of the Company's long term incentive program, recommendations of the CEO and as applicable reports received from its independent compensation consultant.

The Compensation Committee is composed of three directors, all of whom are independent under the applicable AMEX definitions. The Compensation Committee held seven meetings during the 2008 fiscal year. The Compensation Committee reports to the Board on its actions and recommendations following each meeting and is responsible for periodically updating the Board about Compensation Committee activities and actions.

Compensation Setting Principles and Methodologies. For purposes of establishing the overall cash compensation for the NEOs for the 2008 fiscal year and ensuring that the Compensation Committee had current information as to developments in the marketplace, the Committee engaged an independent consulting firm, Lipis Consulting, Inc., specializing in compensation analysis. Specifically, the Committee requested the consultant to develop a peer group which included other "high tech" companies and to report base salary, incentive bonus and equity paid to officers in the peer group holding positions similar to our NEOs. The Committee also requested information as to total compensation amounts and the ratio of the different elements within such total compensation package for the comparable positioned officers in the peer group. The consultant performed a statistical survey of the peer group companies and did not make recommendations regarding specific amounts to be included in the NEOs compensation packages. The consultant's study includes information with respect to fifty-nine (59) public technology companies.[1] Over 50% of the peer group consists of companies in the semiconductor industry.

Elements of Executive Compensation. Traditionally, in allocating the elements of compensation between salary and bonus, the Compensation Committee believes that since members of management have the greatest ability to influence the Company's performance, the ratio of bonus to salary should be higher with respect to NEO compensation than the ratio used for the rest of the employee population.

[1] The peer group reviewed by the Compensation Committee's independent compensation consultant consists of the following companies:

Hytek Microsystems Inc, Logicvision Inc, Tripath Technology Inc, Universal Display Corp, DPAC Technologies Corp, Mosys Inc, NVE Corp, Micropac Industries Inc, Micro Linear Corp/CA/, Alliance Fiber Optic Product, Simtek Corp, Quicklogic Corp, Transwitch Corp, Ramtron International Corp, HI/FN Inc, AXT Inc, Mellanox Technologies Ltd, Transmeta Corp, HEI Inc, 8X8 Inc, Techwell Inc, Staktek Holdings Inc, GSI Technology Inc, Virage Logic Corp, Centillium Communications, Advanced Power Technology Inc, Color Kinetics Inc, Catalyst Semiconductor Inc, Rae Systems Inc, Exar Corp, Microtune Inc, Optical Communication Prods, Volterra Semiconductor Corp, Sipex Corp, Stratos International Inc, Advanced Analogic Tech, PLX Technology Inc, Zilog Inc, Kopin Corp, Netlogic Microsystems Inc, Supertex Inc, ESS Technology Inc, Leadis Technology Inc, Evergreen Solar Inc, Monolithic Power Systems Inc, Oplink Communications Inc, White Electronic Designs CP, Energy Conversion Dev, Pericom Semiconductor Corp, Anaren Inc, Hittite Microwave Corp, Pixelworks Inc, Ikanos Communications Inc, First Solar Inc, Mindspeed Technologies Inc, Sirenza Microdevices Inc, Zarlink Semiconductor Inc, IPG Photonics Corp, American Science Engineering.

Base Salaries. The Compensation Committee believes in providing senior management with a level of cash compensation in the form of base salary that is appropriate for a company of its size in its market sector. Base salary is intended to provide an element of certainty and security to the NEOs on an ongoing basis. The Compensation Committee reviews salaries at the end of each fiscal year and adjusts them as warranted. Base salaries are kept within a competitive range for each position based on the Compensation Committee's review of benchmark data regarding target ranges for executive officer compensation at industry peer companies.

Based on the independent consultant's study, in February 2008 the Compensation Committee determined that in comparison to officers in the peer group holding positions similar to the NEOs, the base salaries paid to our NEOs were well below the median; that the incentive cash bonuses ("at risk" compensation) provided for our NEOs represented a substantially higher percentage of our NEOs total cash compensation and that our NEOs received significantly less equity compensation. In light of the study, and in light of the fact that only a 3% increase to base salaries had been made since fiscal year 2005, the Committee determined to make appropriate adjustments to the annual base salaries of the NEOs.

Based on the consultant's study, independent research undertaken by the Chairman of the Committee and other factors (including the expansion of its product line to include more technologically advanced products with higher profit margins and greater growth potential), the Compensation Committee recommended, and the independent members of the Board approved, an increase in base salary for each of the NEOs. In order to distribute the cost to the Company of the salary increases, the Committee recommended that the NEOs have retroactive salary increases for the fiscal year 2008 of $52,300 for the CEO, $14,450 for the CFO and $10,650 for the CTO. The Compensation Committee then recommended and the independent members of the Board approved a base salary for the CEO of $295,000 for the fiscal year 2009, (which was approximately the median salary paid to comparable positioned officers in the peer group). With respect to the other NEOs, the Compensation Committee recommended and the independent members of the Board approved a base salary of $225,000 and $210,000 for the fiscal year 2009 for the CFO and CTO, respectively (which were also approximately the median salaries paid to comparable positioned officers in the peer group).

Cash Incentive Bonuses. The Company maintains an Executive Incentive Compensation Plan pursuant to which it awards cash bonuses based upon performance objectives established by the Compensation Committee at the beginning of each fiscal year. An employee can earn from 20% to 200% of the employees targeted bonus based on the achievement of specified revenue and income (as adjusted for non-cash expenses) objectives. The Compensation Committee and the Board believe these measures form the most appropriate metric for the Company given its debt, capital structure and its projected revenue growth and income. The Compensation Committee believes that the performance objectives are realistic but challenging, and motivate the NEOs to promote the achievement of the Company's financial and strategic plans. Employees are generally assigned a targeted bonus expressed as a percentage of base salary and ranging from 35% to 50% of base salary. At the end of each fiscal year, the Compensation Committee reviews the Company's actual performance as compared to the performance objectives and determines the cash bonus for each NEO based on a matrix so that the amount of bonus earned may be more (or less than) the target bonus depending on whether the Company's revenues and income are more (or less than) the stated performance objectives. The Compensation Committee may make a discretionary bonus when results are outside the scope of the matrix due to extraordinary circumstances during the year. No bonuses under the Executive Incentive Compensation Plan or discretionary bonuses were paid to the NEOs for the 2008 fiscal year.

Equity Compensation. Historically, the primary form of equity compensation that the Company awarded consisted of non-qualified stock options. The stockholders approved the 2007 Equity Incentive Plan at the 2007 Annual Stockholder's Meeting which now gives the Company the ability to grant both stock options and stock awards, which may be subject to time based or performance based vesting depending on the terms of the grant. The Committee believes that the ability to grant both types of equity awards is important in helping to attract and retain executive talent. The Compensation Committee did not grant any equity awards during fiscal year 2008.

Employment Agreements, Post-Termination Benefits and Change in Control Arrangements. During fiscal year 2008, Messrs. Risser and Williamson were entitled to certain post-termination benefits pursuant to their employment agreements (as described in this Proxy Statement under the heading "Post-Termination Benefits and Change in Control"), however, each employment agreement expired in May 2008, and currently none of the NEOs has an employment agreement or any other contractual severance or change in control benefits. The Board is currently reviewing employment agreements for the NEOs. Under the Company's 2007 Equity Incentive Plan, the Board may decide in its sole discretion to accelerate vesting of stock options and stock awards granted to employees in connection with a change in control. As indicated above, during fiscal year 2008, neither stock options nor stock awards were granted under such Plan.

Benefits. NEOs are subject to the same benefits as all other employees in terms of health benefit plans, retirement plans and perquisites except for supplemental long term disability which is greater than that offered by the Company to other employees. The amount which the Company pays for this benefit is set forth under the Summary Compensation Table under the category of "All Other Compensation".

Certain Tax and Accounting Considerations: Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation (other than qualified performance-based compensation) in excess of $1,000,000 paid in a taxable year to a company's chief executive officer and the four other most highly compensated executive officers. The Compensation Committee considers the impact of this deductibility limitation on its compensation program.

Compensation Committee Report*

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in the Company's 2008 Stockholder Meeting Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the Proxy Statement). Based on the reviews and discussions referred to above, we have recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company's Proxy Statement.

Compensation Committee
M. Scott Farese (Chairman)
Lance Brewer
Stephen Soltwedel

* Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the 1934 Act, the Report on Executive Compensation by the Compensation Committee shall not be incorporated by reference in any such filings.

EXECUTIVE COMPENSATION TABLES AND NARRATIVE DISCLOSURE

The following tables set forth executive compensation for the Company's President and Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Technology Officer (CTO) (the Named Executive Officers or NEOs) during the 2008 fiscal year.

Summary Compensation Table

The following table sets forth compensation for the Company's Named Executive Officers for the fiscal year ended March 31, 2008.

Name & Position	Year	Salary ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Richard Kurtz, CEO	2008	256,000	8,095	-	6,332	262,332
	2007	185,000	17,406	64,750	8,690	275,846
Robin Risser, CFO	2008	206,928	14,247	-	9,418	216,346
	2007	185,000	17,525	45,325	8,682	256,532
Steve Williamson, CTO	2008	200,008	14,247	-	8,918	208,926
	2007	185,000	17,525	45,325	8,502	256,352

1) Represents the amount of compensation cost recognized by the Company in fiscal years 2007 and 2008 related to stock option awards granted in prior years, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). For a discussion of valuation assumptions see Note 1 to the Company's 2007 and 2008 Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended March 31, 2007 and 2008.

2) Amounts include life insurance premiums, Company matching contributions to the 401K Savings Plan and long-term disability premiums.

Grants of Plan-Based Awards Table

The Company provides for cash incentive awards to its NEOs pursuant to the Executive Incentive Compensation Plan. Annually, the Compensation Committee establishes a targeted bonus for each NEO based on a percentage of his annual salary. With respect to the 2008 fiscal year, the CEO's targeted bonus was 50% of his 2007 annual base salary and the CFO's and the CTO's targeted bonus was 35% of their 2007 annual base salaries. The cash incentive bonus plan provides for a range of bonus awards based on the Company's achievement of sales and net income results which are approved by the Committee at the beginning of each fiscal year and are set forth in a matrix. NEOs are eligible for bonus awards under the bonus matrix ranging from 20% to 200% of their targeted bonuses based on the Company's achievement of the sales and revenue results as of the fiscal year end. For fiscal year 2008, no incentive bonuses were awarded under the Plan as reflected in the "Summary Compensation Table." A discussion of the Compensation Committee's administration of the cash incentive bonus plan is provided in the "Compensation Discussion and Analysis."

The following table sets forth the minimum (or Threshold), target, and maximum awards available to the NEOs under the Company's non-equity incentive plan for the fiscal year ended March 31, 2008.

Estimated Future Payout Under Non-Equity Incentive Plan Awards			
Name	**Threshold ($) (1)**	**Target ($) (2)**	**Maximum ($) (3)**
Richard Kurtz	18,500	92,500	185,000
Robin Risser	12,950	64,750	129,500
Steve Williamson	12,950	64,750	129,500

1) Amount's represent 20% of the NEO's targeted bonus.

2) Amount's represent 100% of the NEO's targeted bonus.

3) Amount's represent 200% of the NEO's targeted bonus.

Narrative Addendum to the Summary Compensation Table and the Grants of Plan-Based Awards Table

Equity Plans

The only long-term equity incentive compensation plan pursuant to which we presently grant awards is our 2007 Equity Incentive Plan (the Equity Plan). Pursuant to the Equity Plan, employees, including the Named Executive Officers, may be granted stock options and restricted stock awards (the Awards). The exercise price of all stock options, including Incentive Stock Options (ISOs) as defined by Section 422 of the Internal Revenue Code of 1986 (the Code), is the fair market value on the date of the grant. In fiscal 2008, the Company did not grant any Awards to any of its NEOs. All of our employees, our subsidiaries' employees, non-employee directors, consultants and advisors are eligible to receive Awards under the Equity Plan. The Equity Plan provides that the Compensation Committee may determine which employees are granted Awards and the number of shares subject to each Award. The non-employee directors are eligible for automatic grants of stock awards as further described in the narrative following the Directors Compensation Table.

We have historically granted options under our 1997 Employee Stock Option Plan (which expired January 13, 2007) and our 2000 Stock Option Plan (together the Prior Option Plans). Following the adoption of the Equity Plan, we have ceased to issue options under the Prior Option Plans, however all options previously issued under the Prior Option Plans which remain outstanding continue to be governed by the terms of such Prior Option Plans.

Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth information regarding each unexercised option held by each of the Company's NEOs as of March 31, 2008.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Richard Kurtz	25,000	-	5.3440	2/22/2010
	150,000	-	3.1875	8/25/2010
	70,000	-	0.8000	4/20/2011
	25,000	-	0.8600	8/17/2011
	150,000	-	0.6700	2/20/2012
	90,000	-	0.9300	5/19/2013
	22,400	5,600 (1)	2.2500	6/10/2014
	12,600	8,400 (2)	2.3200	6/03/2015
Robin Risser	60,000	40,000 (3)	2.1100	5/02/2015
Steve Williamson	60,000	40,000 (3)	2.1100	5/02/2015

---

1) The option was granted on June 10, 2004 and is exercisable as to 20% of the shares underlying the option on the six month anniversary and the first, second, third and fourth annual anniversaries.

2) The option was granted on June 3, 2005 and is exercisable as to 20% of the shares underlying the option on the six month anniversary and the first, second, third and fourth annual anniversaries.

3) The option was granted on May 2, 2005 and is exercisable as to 20% of the shares underlying the option on the six month anniversary and the first, second, third and fourth annual anniversaries.

Option Exercises and Stock Vested

None of our Named Executive Officers exercised any stock options during the fiscal year ended March 31, 2008.

Post-Termination Benefits and Change in Control

During the 2008 fiscal year Messrs. Risser and Williamson were entitled to post-termination payments and benefits pursuant to the terms of their expired Employment Agreements which were entered into in connection with the acquisition of Picometrix, Inc. and which expired on May 2, 2008. Currently, none of our NEOs are eligible for any post-termination benefits and the Company does not have any arrangements in place to make payments or provide benefits to its NEOs in connection with a change in control of the Company.

The following table sets forth the Company's reasonable estimate of the potential payments to each of Messrs. Risser and Williamson upon termination if such termination occurred as of March 31, 2008.

Name (1)	Salary ($)	All Other Compensation ($)	Total ($)
Robin Risser	17,244 (2)	785 (3)	17,029
Steve Williamson	16,667 (2)	743 (3)	17,410

---

1) Messrs. Risser and Williamson were entitled to post-termination benefits pursuant to their three year employment agreements which expired on May 2, 2008.

2) Represents their annual base salary pro-rated for the period from April 1, 2008 through May 2, 2008.

3) Amounts represent estimates of payments relating to life insurance premiums, health and welfare benefits, short-term and long-term disability premiums and earned vacation pro-rated for the period from April 1, 2008 through May 2, 2008.

Director Compensation Table

The table below summarizes the compensation paid by the Company to non-employee directors for the fiscal year ended March 31, 2008.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Lance Brewer	30,950	25,840	56,790
M. Scott Farese	34,200	22,443	56,643
Donald Pastor	32,700	25,840	58,540
Steve Soltwedel	33,200	22,443	55,643

---

1) Represents the amount of compensation cost recognized by the Company in fiscal year 2008 related to stock option awards granted in prior years, as described in Statement of Financial Accounting Standards No. 123R (SFAS 123R). For a discussion of valuation assumptions see Note 1 to the Company's 2008 Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended March 31, 2008.

Director Fees

During the fiscal year ended March 31, 2008, each Director was paid an annual retainer of $24,325 plus a fee of $1,000 for each Board meeting attended. In addition each Committee member was paid $750 for each Committee meeting attended, and the Chairman of the Compensation Committee received $250 per quarter and the Chairman of the Audit Committee received $625 per quarter. In addition, we have an arrangement to reimburse any out-of-town non-employee director for expenses associated with travel to any Board Meeting.

Automatic Equity Grants

In addition, our non-employee directors participate in the 2007 Equity Incentive Plan (the Equity Plan). Under the Equity Plan, an initial stock grant covering Common Stock having a fair market value of $25,000 on the date of the grant pro-rated for the period from the director's appointment to the following September 1 is automatically granted to non-employee directors upon appointment to the Board. Each such stock grant is subject to a risk of forfeiture for a six month period from the date of grant. No new directors were appointed during fiscal year 2008, and accordingly, no directors were eligible for this grant.

The Equity Plan further provides that on September 1 of each year each then serving non-employee director will be granted an annual stock grant of that number of shares of Common Stock having a fair market value of $25,000 on the date of grant. Each such stock grant is subject to a risk of forfeiture for a six month period from the date of grant. This annual stock grant is to first be awarded on September 1, 2008, at which time it will only be awarded to Messrs. Farese and Soltwedel who would have been the only two directors eligible to receive the annual option grant for incumbent directors under the Company's prior option plans, assuming such directors are serving on the Board at such time. The remaining two non-employee directors will receive their first annual grant on September 1, 2009 assuming they are providing services at such time, which is when they would have been eligible to receive the annual option grant for incumbent directors under the Company's prior option plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is the obligor with respect to a promissory note held by Mr. Risser, a Director of the Company and its CFO, (the Risser Note), and a promissory note held by Mr. Williamson, the Company's CTO, (the Williamson Note). The notes were entered into in connection with the Company's acquisition of Messrs. Risser's and Williamson's equity interests in Picometrix, Inc. The highest amount owing under the Risser Note during the fiscal year was $800,166 which was the amount owing as of April 1, 2007. The highest amount owing under the Williamson Note during the fiscal year was $1,600,334 which was the amount owing as of April 1, 2007. As of March 31, 2008, $616,833 was outstanding under the Risser Note and $1,233,667 was outstanding under the Williamson Note. The principal and interest on the notes is payable in annual installments and each promissory note accrues interest at a rate 9.25% per annum. As approved by the Company's Audit Committee, the Company entered into amendments of each Note to extend the due date for the third installment (in the aggregate amount of $900,000) to December 1, 2008 from the original agreement payment date of May 1, 2008. The final payment under the notes is due on May 2, 2009. With respect to the fiscal year ended March 2008, the Company paid $226,367 in principal and interest under the Risser Note and $452,736 under the Williamson Note.

RELATIONSHIP WITH INDEPENDENT AUDITORS

BDO Seidman, LLP, independent auditors, audited the Company's financial statements for fiscal year 2008. Representatives of BDO Seidman are expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and to make a statement if they desire to do so.

Effective July 19, 2007, the Company dismissed its independent auditors Farber, Hass & Hurley LLP and engaged BDO Seidman, as its independent auditor.

The decision to change the Company's accounting firm was approved by the Audit Committee of the Company's Board of Directors. The reports of Farber, Hass & Hurley LLP on the financial statements of the Company for the past two fiscal years ended March 31, 2007 and March 31, 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended March 31, 2007 and March 31, 2006 and in the subsequent interim period from April 1, 2007 through and including July 19, 2007, there were no disagreements between the Company and Farber, Hass & Hurley LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Farber, Hass & Hurley LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

During each of the two fiscal years ended March 31, 2007 and March 31, 2006 and in the subsequent interim period from April 1, 2007 through and including July 19, 2007, there were no "reportable events" as that term is described in Item 304 (a)(1)(v) of Regulation S-K.

The Company has not consulted with BDO Seidman during the last two fiscal years ended March 31, 2007 and March 31, 2006 or during the subsequent interim period from April 1, 2007 through and including July 19, 2007, on either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any other matters or reportable events pursuant to Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K.

INDEPENDENT AUDITOR FEES

The following table sets forth the aggregate fees billed to the Company for professional audit services rendered by BDO Seidman for the 2008 fiscal year and Farber, Haas & Hurley for the 2007 fiscal year for the audits of the Company's annual financial statements and review of financial statements included in the registrant's quarterly reports on Form 10-Q, and fees billed for other services rendered by BDO Seidman in the 2008 fiscal year and Farber, Haas and Hurley in the 2007 fiscal year.

	2008	2007
Audit Fees (1)	$150,000	$131,000
Audit Related Fees	-0-	$3,000 (2)
Tax Fees	-0-	-0-
All Other Fees	$18,000 (3)	-0-
Total (4) (5)	**$168,000**	**$134,000**

1) The fees were related to the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K and reviews of its interim financial statements included in the Company's Quarterly Reports on Form 10-Q.

2) Audit related fees for the 2007 fiscal year were principally related to services rendered in connection with the review of our registration statement filed during fiscal year 2007.

3) All other fees were principally related to services rendered in connection with the review and our response to a SEC comment letter.

4) Does not include $20,760 of fees paid to Farber, Haas & Hurley LLP for services rendered in connection with the review of our registration statements filed during fiscal year 2008 and our response to a SEC comment letter.

5) The Audit Committee has determined that the provision of all non-audit services performed for the Company by BDO Seidman, LLP and Faber, Hass & Hurley LLP is compatible with maintaining that firms' independence.

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that the Company's independent auditor is permitted to perform for the Company under applicable federal securities regulations. While it is the general policy of the Audit Committee to make such determinations at full Audit Committee Meetings, the Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee, provided that all such decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

AUDIT COMMITTEE REPORT*

The Company's Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors (the Board). The Committee has three members, each of whom is "independent" as determined under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the rules of the American Stock Exchange. The Audit Committee operates under a written charter adopted by the Board.

The Audit Committee met and held discussions with management and representatives of BDO Seidman, the Company's independent registered public accounting firm. The Audit Committee reviewed and discussed the audited consolidated financial statements, as well as the unaudited financial statements included in Quarterly Reports on Form 10-Q for each of the first three quarters of the fiscal year, with management and BDO Seidman. The Audit Committee discussed with BDO Seidman the matters required to be discussed by Statement on Auditing Standards No. 114, "The Auditor's Communications with Those Charged with Governance". BDO Seidman also provided the Audit Committee with the written disclosure required by Standard No. 1, "Independence Discussions with Audit Committee," and the Committee discussed with BDO Seidman its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2008 for filing with the Securities and Exchange Commission.

Audit Committee
Stephen Soltwedel (Chairman)
Donald Pastor
M. Scott Farese

* Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the 1934 Act, the Audit Committee Report shall not be incorporated by reference in any such filings.

PROPOSAL 2

AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED CLASS A COMMON STOCK

The stockholders are asked to consider and approve a proposed amendment to the Company's Certificate of Incorporation (the Amendment) solely to increase the authorized Class A Common Stock of the Company from 50,000,000 shares to 100,000,000 shares. The Company is currently authorized to issue up to 10,000,000 shares of Preferred Stock. No change to the Company's Preferred Stock authorization is requested. The Amendment also acknowledges that the Class B Common Stock has been converted to Class A Common Stock in accordance with the terms of the Certificate of Incorporation currently in effect. A copy of the Amendment to be presented for adoption by the stockholders is annexed hereto as Appendix A.

The Company's Certificate of Incorporation, as amended, will authorize the Company to issue up to 100,000,000 shares of Class A Common Stock (Common Stock) and 10,000,000 shares of Preferred Stock. As of June 30, 2008, 24,680,669 shares of Common Stock were issued and outstanding. Additionally, as of that date an aggregate of 7,264,630 shares of Common Stock were reserved for issuance in connection with the grant of stock awards and upon the exercise of options granted or available for grant under the Company's various equity plans or upon the exercise of warrants individually granted by the Board of Directors.

The Board of Directors considers it desirable to have available for issuance sufficient authorized shares of Common Stock to enable the Company to act without delay if favorable opportunities arise to raise additional equity capital or to acquire companies by the issuance of shares of Common Stock and otherwise to be in a position to take various steps requiring the issuance of additional shares of Common Stock that in the judgment of the Board of Directors are in the best interests of the Company. The Company has no current plans, arrangements or understandings regarding the issuance of any of the additional shares of Common Stock for which authorization is sought and there are no negotiations pending with respect to the issuance thereof for any purpose.

If the proposal to increase the authorized number of shares of Common Stock is approved by the stockholders, the additional shares may be issued at such time and on such terms and conditions as the Board of Directors may determine without further approval by the stockholders, subject to applicable provisions of law and the rules of any securities exchange on which shares of the Common Stock are listed for trading. The Company's Common Stock is currently listed with the AMEX. In certain circumstances the AMEX rules may require the vote of stockholders to approve future issuances, particularly in connection with share issuances relating to a change in control and certain discounted issuances.

To accomplish the proposed increase in the Company's authorized capital stock, Article Fourth of the Company's Certificate of Incorporation must be amended as set forth in Appendix A to this Proxy Statement.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSED AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION.

MISCELLANEOUS

Annual Report

The Company's 2008 Annual Report is being mailed to stockholders together with this Proxy Statement.

Form 10-K

AT YOUR WRITTEN REQUEST, WE WILL PROVIDE WITHOUT CHARGE A COPY OF OUR ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SEC FOR THE FISCAL YEAR ENDED MARCH 31, 2008. PLEASE MAIL YOUR REQUEST TO THE SECRETARY, ADVANCED PHOTONIX, INC., 2925 BOARDWALK, ANN ARBOR, MICHIGAN 48104. YOU MAY ALSO ACCESS OUR 10-K UNDER THE "INVESTORS" LINK ON OUR WEBSITE AT WWW.ADVANCEDPHOTONIX.COM.

Proposals of Stockholders; Stockholder Business

If you wish to submit a proposal for consideration at our 2009 Annual Meeting of Stockholders, you should submit the proposal in writing to the Secretary of the Company at the address set forth on the Notice page of this Proxy Statement. Proposals must be received by us on or before March 18, 2009, for inclusion in next year's proxy materials. If you submit a proposal you must, in all other respects, comply with Rule 14a-8 under the Securities Exchange Act of 1934. If you intend to present a proposal at our 2009 Annual Meeting without inclusion of the proposal in our proxy materials, you are required to provide notice of the presenting proposal to the Company in accordance with our by-laws no later than June 23, 2009 nor earlier than May 25, 2009.

If a properly submitted stockholder proposal is received after June 23, 2009, we may vote in our discretion as to that proposal all of the shares for which we have received proxies for the 2009 Annual Meeting of Stockholders.

Your vote is important. We urge you to vote without delay.

By Order of the Board of Directors,

ROBIN F. RISSER,
Secretary

Dated: July 16, 2008

Advanced Photonix, Inc.
2008 ANNUAL REPORT TO SHAREHOLDERS

BUSINESS OVERVIEW

General

Advanced Photonix, Inc. ® (the Company, we or API), was incorporated under the laws of the State of Delaware in June 1988. The Company is engaged in the development and manufacture of optoelectronic devices and value-added sub-systems and systems. The Company serves a variety of global Original Equipment Manufacturers (OEMs), in a variety of industries. The Company supports the customer from the initial concept and design phase of the product, through testing to full-scale production. The Company has two manufacturing facilities located in Camarillo, California and Ann Arbor, Michigan.

Products and Technology

Our Business

API is a leading supplier of custom opto-electronic solutions, high-speed optical receivers and Terahertz sensors and instrumentation, serving a variety of global OEM markets. Our optoelectronic solutions are based on our silicon Large Area Avalanche Photodiode (LAAPD), PIN (positive-intrinsic-negative) photodiode and FILTRODE® detectors. Our patented high-speed optical receivers include Avalanche Photodiode technology (APD) and PIN photodiode technology based upon III-V materials, including InP, InAlAs, and GaAs. Our newly emerging Terahertz sensor product line is targeted to the industrial Non-Destructive Testing (NDT), quality control, homeland security and military markets. Using our patented fiber coupled technology and high speed Terahertz generation and detection sensors, we are engaged in transferring Terahertz technology from the application development laboratory to the factory floor.

We support the customer from the initial concept and design of the semiconductor, hybridization of support electronics, packaging and signal conditioning or processing from prototype through full-scale production and validation testing. The target markets served by us are Military/Aerospace, Homeland Security, Medical, Telecom, and Industrial Sensing/NDT.

During 2007, Texas Optoelectronics (TOI), Silicon Detectors Inc. (SDI) and Photonic Detectors Inc. (PDI) were dissolved. These wholly-owned subsidiaries had no assets or liabilities at the time of dissolution.

Technology & Manufacturing Capabilities

Our basic technologies and manufacturing capabilities include the following:

- Optoelectronic semiconductor design and micro fabrication of Silicon (Si) and III-V compound semiconductor devices including photodetectors and terahertz transmitters/receiver antenna,
- MBE growth of high-speed III-V compound semiconductor material including GaAs, InAlAs and InP,
- Opto-electronic hybrid packaging of semiconductor devices combining opto-electronic devices with high-speed electronics and fiber optics,
- Vapor deposition and/or ion implantation for Silicon based PIN & APD photo-detectors,
- Terahertz (THz) systems, subsystems, transmitters and receivers, and
- Femtosecond laser pulse control and system integration.

Core Products

The core product technologies used in the majority of our products are opto-electronic semiconductor devices, including photodiodes and antennae made of Si or III-V compound semiconductor material. Photodiodes and antennae sense light of varying wavelengths and intensity and convert that light and/or Terahertz wave into electrical signals. We manufacture photodiodes of varying complexity, from basic PIN photodiode to the more sophisticated APD and antennae that transmit and receive Terahertz signals (Transceiver). The APD is a specialized photodiode capable of detecting very low light levels due to an internal gain phenomenon known as avalanching. All devices are designed by our experienced engineering staff, and fabricated in state-of-the-art clean rooms. Our products include the following:

- High Speed Optical Receivers (10Gb/s & 40Gb/s) which are packaged InP, InAlAs, or GaAs PIN and/or APD photodiodes with amplifiers
- Packaged PIN and APD photodiodes in Si and III-V materials (InP, InAlAs, GaAs)
- Packaged Si APD components, with and without thermo-electric coolers
- Packaged Si LAAPD components
- Packaged Si photodiodes with patented FILTRODE® technology integrating optical filters directly on photodiode chips
- Terahertz Systems & subsystems utilizing III-V materials for Terahertz transmitters &/or receivers

Terahertz Technology

The newest technology the Company is pursuing is Terahertz (THz) or the Company's T-Ray™ technology. THz is a region of the electromagnetic (EM) Spectrum that is just beginning to be explored. THz lies between microwave and infrared waves on the EM spectrum. While microwaves and infrared waves have been explored and commercialized for decades, THz waves are in the early stages of being explored and commercialized due to the fact that they have historically been very difficult to generate and detect. Recent advances in femtosecond lasers and ultra-fast semiconductor and electro-optic devices combined with fiber-optic packaging technologies have enabled the development of practical T-Ray instrumentation and as a result application/market development of THz technology has recently accelerated. THz can be used to "look" through and beneath materials with high 2-dimensional (2-D) and 3-dimensional (3-D) spatial resolution roughly equivalent to the resolution of the human eye or better. It can also uniquely identify the chemical composition of many hidden or subsurface objects and has been determined to have non-ionizing radiation, which is not harmful to humans at the power levels commonly used today. THz imaging and spectroscopy market applications include industrial quality control through non-destructive testing (including aerospace and pharmaceutical markets); homeland security and defense screening of people, packages and bags for weapons and weapons of mass destruction; medical imaging and other scientific applications.

We have had significant Terahertz technology and product development since 1997, resulting in over 20 patents or patents pending to date. In 2001, we sold the first commercial THz product, the T-Ray™ 2000 as a laboratory bench top instrument for application development with spectroscopy and imaging capabilities targeted at the research and development and off-line diagnostic markets. In 2004, we sold the first T-Ray Manufacturing Inspection System (QA1000) for on-line, real-time inspection to NASA for the space shuttle fuel tank inspection in the Return to Flight Program. In March 2008, the Company shipped its next generation THz imaging and spectroscopy system (T-Ray™ 4000). The T-Ray 4000 is significantly smaller, lighter, and more powerful than previous THz generations and incorporates significant technological advancements. The system is 55 pounds and is the size of a briefcase, which is a significant reduction from the 800 pound refrigerator size QA 1000. This system is targeted at the research and industrial NDT quality control market. The T-Ray™ 4000 product will also serve as a platform for future homeland security and defense applications.

Markets

Our products serve customers in a variety of global markets, typically North America, Asia, Europe and Australia. The target markets and applications served by us are as follows:

Military:
- Space
- Defense

Industrial/NDT:
- Manufacturing
- Instrumentation
- Display

Medical:
- Diagnostic & Monitoring
- Ophthalmic Equipment
- Medical Imaging

Telecommunications:
- Telecom Equipment
- Test and Measurement
- Wireless Communications Equipment

Homeland Security:
- Baggage/Cargo Scanning
- Passenger Screening

Recent Developments

The Company began consolidating semiconductor fabrication into its Ann Arbor, Michigan facility in June 2006. Approximately $2.0 million has been spent to date for operating expenses and $1.9 million for capital expenditures for this consolidation. The Company anticipates spending approximately $400,000 in additional operating expense in FY 2009 to complete the closure and transfer of wafer fabrication operations from Camarillo, California to Ann Arbor, Michigan. As a result, the Company estimates, the total consolidation operating expenses will be $2.4 million upon completion of the project.

During the second quarter of FY 2008 the Company undertook a review of its Optosolutions product operations as part of its ongoing efforts to integrate acquisitions and rationalize our over all cost structure. The review resulted in plans to achieve approximately $750,000 in pre-tax annual cost savings beginning in FY 2009 including a reduction of 10% of the total workforce and the consolidation of facilities, with the closure of our Silicon Sensor facility in Dodgeville, Wisconsin. The savings will come from the consolidation of the Wisconsin assembly operations into our Camarillo, CA facility. Actual spending related to the closure of the Wisconsin facility was $534,000 in Q3 2008. The WI facility was closed December 31, 2007, all expenses for the closure were incurred and paid in FY 2008 and no additional exit costs are anticipated.

Raw Materials

The principal raw materials used by the Company in the manufacture of its semiconductor components and sensor assemblies are silicon and III-V material (InP, GaAs) wafers, chemicals, gases and metals used in processing wafers, gold wire, solders, and a variety of packages and substrates, including metal, printed circuit board, flex circuits, ceramic and plastic packages. All of these raw materials can be obtained from several suppliers. From time to time, particularly during periods of increased industry-wide demand, silicon wafers, III-V wafers (InP, GaAs), certain metal packages and other materials have been in short supply. However, the Company has not been materially affected by such shortages. As is typical in the industry, the Company allows for a significant lead-time (2 months or greater) between order and delivery of raw materials.

Research and Development

Since its inception in June 1988, the Company has incurred material research and development (R&D) expenses, with the intent of commercializing these investments into profitable new standard and custom product offerings. During the fiscal years ended in 2008 and 2007, research and development expenses amounted to $4.2 million and $4.0 million, respectively. The increase in R&D costs is primarily the result of R&D initiatives. The Company expects that an increase in research and development funding will be required for new projects/products as well as the continuing development of new derivatives of the Company's current product line. The Company has in the past, and will continue to pursue customer funded, as well as internally funded, research and development projects when they are in support of the Company's development objectives.

As we begin the new 2009 fiscal year, the following research and development projects are currently underway:

- The next generation photodiodes and high-speed optical receivers for both the 10G and 40G telecommunications market,
    - 40G Long haul market
    - 100G Metro market
    - Cost Reduction through vertical integration of strategic 40G and 100G components

- THz –
    - Application development of the T-Ray™ 4000 product platform for industrial QC including pharmaceutical, aerospace and consumer markets
    - T-Ray™ 4000 product platform research and development for homeland security/military markets
    - T-Ray™ 4000 cost reduction initiatives for high volume industrial QC markets

- Si APD performance enhancements – designed specifically for certain military and medical imaging applications, and

- Si PIN photodiodes developments to meet unique customer requirements, such as higher speeds, lower electrical noise, and unique multi-element geometries.

Environmental Regulations

The photonics industry, as well as the semiconductor industry in general, is subject to governmental regulations for the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling, and the promotion of occupational safety. Various federal, state and local laws and regulations require that the Company maintain certain environmental permits. The Company believes that it has obtained all necessary environmental permits required to conduct its manufacturing processes. Changes in the aforementioned laws and regulations or the enactment of new laws, regulations or policies could require increases in operating costs and additional capital expenditures and could possibly entail delays or interruptions of operations.

Backlog and Customers

The Company's sales are made primarily pursuant to standard purchase orders for delivery of products. A substantial portion of our revenues are derived from sales to OEMs pursuant to individual purchase orders with short lead times. However, by industry practice, orders may be canceled or modified at any time. Accordingly, we do not believe that the backlog of undelivered product under these purchase orders is a meaningful indicator of our future financial performance. When customers cancel an order, they are responsible for all finished goods, all costs, direct and indirect, incurred by the Company, as well as a reasonable allowance for anticipated profits. No assurance can be given that the Company will receive these amounts after cancellation.

Customers normally purchase the Company's products and incorporate them into products that they in turn sell in their own markets on an ongoing basis. As a result, the Company's sales are dependent upon the success of its customers' products and our future performance is dependent upon our success in finding new customers and receiving new orders from existing customers.

Marketing

The Company markets its products in the United States and Canada through its own technical sales engineers and through independent sales representatives. International sales, including Europe, the Middle East, Far East and Asia, are conducted direct and through foreign distributors. The Company's products are primarily sold as components or assemblies to OEM's. The Company markets its products and capabilities through industry specific channels, including the Internet, industry trade shows, and in print through trade journals.

Competition

In its target markets, the Company competes with different companies in each of its product platforms; custom optoelectronic, high-speed optical receiver and THz systems. The Company believes that its principal competitors for sales of custom optoelectronic products are small private companies and medium size public companies. In the high-speed optical receiver market the Company believes that its competitors are small private companies and medium to large size public companies. Because the THz product offering includes developing technology applications and markets, the Company believes the competition is mainly from small private companies and divisions of large public companies.

Because the Company specializes in devices requiring a high degree of engineering expertise to meet the requirements of specific applications, it generally does not compete with other large United States, European or Asian manufacturers of standard "off the shelf" optoelectronic components or silicon photodetectors.

Proprietary Technology

The Company utilizes proprietary design rules and processing steps in the development and fabrication of its PIN and APD photodiodes, THz transmitters and receivers, fiber-coupled THz subsystems/systems, and THz applications. The Company has a significant number of patents pending and owns the following patents:

Patent #	Title	Issue Date
142,195	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Apr-05
660,471	HIGHLY-DOPED P-TYPE CONTRACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Apr-06
765,715	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jan-04
766,174	ENHANCED PHOTODETECTOR	Oct-07
809,655	METHOD AND APPARATUS TO MONITOR PHASE CHANGES IN MATTER WITH TERAHERTZ RADIATION	Feb-08
934,665	TRADEMARK APPLICATION FOR T-RAY	Aug-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Oct-07
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM	Aug-06
2,345,153	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Mar-04
4,717,946	THIN LINE JUNCTION PHOTODIODE	Jan-88 (by predecessor co.)
4,782,382	HIGH QUANTUM EFFICIENCY PHOTODIODE DEVICES	Nov-88 (by predecessor co.)
5,021,854	SILICON AVALANCHE PHOTODIODE ARRAY	Jun-91
5,057,892	LIGHT RESPONSIVE AVALANCHE DIODE	Oct-91
5,146,296	DEVICES FOR DETECTING AND/OR IMAGING SINGLE PHOTOELECTRON	Sep-92
5,311,044	AVALANCHE PHOTOMULTIPLIER TUBE	May-94
5,477,075	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-95
5,757,057	LARGE AREA AVALANCHE ARRAY	May-98
5,801,430	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Sep-98
6,005,276	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-99
6,029,988	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM	Aug-06
6,111,299	ACTIVE LARGE AREA AVLANCHE PHOTODIODE ARRAY	Aug-00
6,262,465	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jul-01
6,320,191	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GENERATION AND DETECTION SYSTEM	Nov-01
6,816,647	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM	Nov-04
6,849,852	SYSTEM AND METHOD FOR MONITORING CHANGES IN STATE OF MATTER WITH TERAHERTZ RADIATION	Feb-05
6,936,821	AMPLIFIED PHOTOCONDUCTIVE GATE	Aug-05
7,039,275	FOCUSING FIBER OPTIC	May-06
7,078,741	HIGH-SPEED ENHANCED RESPONSIVITY PHOTO DETECTOR	Jul-06
7,263,266	PRECISION FIBER ATTACHMENT	Aug-07
7,348,607	PLANAR AVALANCHE PHOTODIODE	Mar-08
7,348,608	PLANAR AVALANCHE PHOTODIODE	Mar-08

There can be no assurance that any issued patents will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent owned by the Company, or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and to prevent the infringement of a patent could be substantial. Furthermore, there can be no assurance that the Company's APD technology will not infringe on patents or rights owned by others, licenses to which might not be available to the Company. Based on limited patent searches, contacts with others knowledgeable in the field of APD technology, and a review of the published materials, the Company believes that its competitors hold no patents, licenses or other rights to the APD technology which would preclude the Company from pursuing its intended operations.

In some cases, the Company may rely on trade secrets to protect its innovations. There can be no assurance that trade secrets will be established, that secrecy obligations will be honored or that others will not independently develop similar or superior technology. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to Company projects, disputes might arise as to the proprietary rights to such information which may not be resolved in favor of the Company.

Employees

As of June 23, 2008 the Company had 140 full time employees (including 3 officers). Included are 34 engineering and development personnel, 11 sales and marketing personnel, 77 operations personnel, and 18 general and administrative personnel (including 3 officers). The Company may, from time to time, engage personnel to perform consulting services and to perform research and development under third party funding. In certain cases, the cost of such personnel may be included in the direct cost of the contract rather than in payroll expense. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A Common Stock is traded on the American Stock Exchange (AMEX) under the symbol "API".

Stock Performance Graph

The graph below provides an indicator of our cumulative total stockholder return as compared with the AMEX Composite Index and the AMEX Technology Index. The graph assumes an initial investment of $100. The graph covers a period of time beginning in March 31, 2003, through March 31, 2008, which represents the last trading day of the year.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Advanced Photonix, Inc., The AMEX Composite Index And The AMEX Technology Index


$300
$250
$200
$150
$100
$50
$0
3/30/03
3/28/04
3/27/05
3/26/06
3/25/07
3/31/08
Advanced Photonix, Inc.
AMEX Composite
AMEX Technology

* $100 invested on 3/30/03 in stock or 3/31/03 in index-including reinvestment of dividends. Fiscal year ending March 31.

At June 26, 2008, the Company had 105 holders of record for the Class A Common Stock (including shares held in street name), representing approximately 6,000 beneficial owners of the Class A Common Stock

The following table sets forth the high and low closing prices of the Company's Class A Common Stock by quarter for fiscal years 2008 and 2007.

Common Stock Price

	1st Quarter 2008	1st Quarter 2007	2nd Quarter 2008	2nd Quarter 2007	3rd Quarter 2008	3rd Quarter 2007	4th Quarter 2008	4th Quarter 2007
Common Stock1								
High	$ 1.99	$ 2.74	$ 2.20	$ 2.35	$ 2.84	$ 2.30	$ 1.87	$ 2.30
Low	1.55	1.57	1.43	1.44	1.70	1.68	1.30	1.90

1 Price ranges on the AMEX.

Quarterly Stock Market Data

The Company has never paid any cash dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate that any funds will be available for the payment of cash dividends on its outstanding shares in the foreseeable future. The holders of Common Stock will not be entitled to receive dividends in any year until the holders of the Class A Redeemable Convertible Preferred Stock receive an annual non-cumulative dividend preference of $.072 per share. To date, a total of 740,000 shares of Class A Redeemable Convertible Preferred Stock have been converted into 222,000 shares of Class A Common Stock, leaving outstanding 40,000 shares of Class A Redeemable Convertible Preferred Stock. The aggregate non-cumulative annual dividend preference of such Class A Redeemable Convertible Preferred Stock is $2,880. There is no public market for the Company's Class A Redeemable Convertible Preferred Stock or Class B Common Stock; however, such stock is convertible into Class A Common Stock at the option of the holder and upon transfer by the holder of the Class A Redeemable Convertible Preferred Stock.

SELECTED FINANCIAL DATA

Advanced Photonix, Inc. is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain statements contained in this Management's Discussion and Analysis (MD&A), including, without limitation, statements containing the words "may," "will," "can," "anticipate," "believe," "plan," "estimate," "continue," and similar expressions constitute "forward-looking statements." These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks described in the Risk Factors sections and elsewhere in this filing. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this report. The following discussion should be read in conjunction with the Risk Factors as well as our financial statements and the related notes.

Application of Critical Accounting Policies

Application of our accounting policies requires management to make certain judgments and estimates about the amounts reflected in the financial statements. Management uses historical experience and all available information to make these estimates and judgments, although differing amounts could be reported if there are changes in the assumptions and estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, impairment costs, depreciation and amortization, warranty costs, taxes and contingencies. Management has identified the following accounting policies as critical to an understanding of our financial statements and/or as areas most dependent on management's judgments and estimates.

Revenue Recognition

Revenue is derived principally from the sales of the Company's products. The Company recognizes revenue when the basic criteria of Staff Accounting Bulletin No. 104 are met. Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, usually in the form of a purchase order, when shipment has occurred since its terms are FOB source, or when services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no post shipment obligations or uncertainties with respect to customer acceptance.

The Company sells certain of its products to customers with a product warranty that provides warranty repairs at no cost. The length of the warranty term is one year from date of shipment. The Company accrues the estimated exposure to warranty claims based upon historical claim costs. The Company's management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or as other information becomes available.

The Company does not provide price protection or general right of return. The Company's return policy only permits product returns for warranty and non-warranty repair or replacement and requires pre-authorization by the Company prior to the return. Credit or discounts, which have been historically insignificant, may be given at the discretion of the Company and are recorded when and if determined.

The Company predominantly sells directly to original equipment manufactures with a direct sales force. The Company sells in limited circumstances through distributors. Sales through distributors represent approximately 5% of total revenue. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return or exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment by the Company, the products are not considered inventory on consignment.

Impairment of Long-Lived Assets
In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets that are not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of the asset with its carrying amount, as defined. If the carrying amount of the asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Company's evaluation for the fiscal year ended March 31, 2008, indicated there were no impairments.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value. The Company's evaluation for the fiscal year ended March 31, 2008, indicated there were no impairments.

Accounting for Income Taxes — Income tax provisions are provided for taxes currently payable or refundable, and for deferred income taxes arising from future tax consequences of events that were recognized in the Company's financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to an amount that will more likely than not be realized in accordance with SFAS No. 109 "Accounting for Income Taxes".

As part our assessment of the need for a valuation allowance, we consider all available evidence, both positive and negative, including our recent operating results and our forecasting process. The Company forecasts taxable income through its budgeting and planning process each year. The process takes into account existing contracts, firm sales backlog, and projected sales based upon customer supplied forecasts of product purchases its design wins, Company resources needed to fulfill these customers' requirements, and extraordinary expenses that may be part of long-term initiatives to increase shareholder value through revenue growth and efficiency improvements leading to profit improvement. The Company has substantial history, more than 10 years in most cases, with its customers and its market on which its forecasts are based.

At March 31, 2007, our net deferred tax asset before consideration of a valuation allowance mainly consisted of net operating loss carry-forwards which expire at various amounts over an approximate 20 year period. In evaluating this asset, we considered the positive evidence that the Company had realized taxable income in 2 of the past 3 years and our projections of future income. We also considered negative evidence such as the cumulative taxable losses the Company experienced over the 2005-2007 period and that the Company historically had not fully achieved its projected taxable income. As a result of this analysis, it was the

Company's judgment that a valuation allowance of $4,533,000 was necessary at March 31, 2007. Management estimated that the remaining deferred tax asset of $1,225,000 would more likely than not be realized.

For the year ended March 31, 2008, we incurred additional taxable losses that have increased our net operating loss carry-forwards. In evaluating our net deferred tax assets at March 31, 2008, we considered the additional negative evidence that we have taxable losses in each of the past two years and cumulative losses over the past three years. Because evidence such as our operating results during the most recent historical periods is afforded more weight than forecasted results for future periods, our recent losses and cumulative loss position during our most recent three-year period represents sufficient negative evidence of the need for a full valuation allowance at March 31, 2008.

Inventories -- The Company's inventories are stated at the lower of standard cost (which approximates actual cost under the first-in, first-out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

Results of Operations

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Revenues

The Company predominantly operates in one industry segment, light and radiation detection devices that it sells to multiple markets including telecommunications, industrial sensing/NDT, military/aerospace, medical, and homeland security. Revenues by market consisted of the following:

Year ended	March 31, 2008		March 31, 2007	
Telecommunications	$ 5,349,000	23%	$ 5,850,000	25%
Industrial Sensing/NDT	9,993,000	43%	10,041,000	43%
Military/Aerospace	4,412,000	19%	5,157,000	22%
Medical	3,132,000	14%	2,467,000	10%
Homeland Security	329,000	1%	73,000	--
Total Revenues	$23,215,000	100%	$23,588,000	100%

The Company's revenues for FY 2008 were $23.2 million, a decrease of $373,000, or 1.6% from revenues of $23.6 million for the FY 2007.

Telecommunications sales were $5.3 million, a decrease of $501,000 or 8.6% from FY 2007. This decrease was the result of suspension of shipments for our 10G receiver products for a product redesign driven by new market requirements or specifications, combined with a delay in the production ramp-up of our 40G products due to our customer supply chain delivery issues. During the 4th quarter our customers started releasing their product into the market and therefore started releasing production orders for our 40G product offering.

Industrial Sensing/NDT market revenues were flat at $10.0 million in FY 2008, a slight decrease of less than 1% (or $48,000) from FY 2007 revenues of $10.0 million. Revenues would have increased by approximately $1 million if the Company had not made the decision to stop supplying a low value added opto-electronic contract manufacturing part representing approximately $600,000 in revenue and manufacturing shipment delays valued at $400,000 in revenue due to the transfer of production from our Wisconsin facility to our California facility. These decreases were offset by increases of approximately $1.0 million from sales to an existing industrial sensing customer and increases in THz/NDT revenues with the introduction of the T-Ray 4000™.

Military/Aerospace market revenues were $4.4 million, a decrease of 14% (or $745,000) from the comparable prior year revenues of $5.2 million, which primarily resulted from delays in receiving military orders for our Optosolutions products.

Medical market revenues increased $665,000 or 27% over the prior year of $2.5 million, due to the continuation of customer demand of existing design wins, which the customer planned to obsolete in FY 2008.

Homeland security increased $256,000, to $329,000, attributable to an increase in THz development contracts for the nuclear gauge replacement from the Department of Homeland Security.

Gross Profit

Gross Profit was $8.9 million (or 38% of revenue), compared to the prior year of $10.9 million (or 46% of revenue), a reduction of 18%, due primarily to the product mix of lower margin products shipped into the industrial sensing market combined with lower military market sales in the Optosolutions product platform. The Company also experienced higher scrap expenses associated with the redesign of our 10G APD and 40G PIN products, and lower sales in the telecommunication market, combined with planned production capacity expansion in anticipation of production volume ramping for the telecommunication product.

The Company believes that this is not a trend and gross margins should be improved as a result of our facilities consolidation that has been largely completed in FY2008, the selective elimination of low margin products in the industrial sensing market, and increasing revenues from the telecommunication market driven by our 40G products and the ramp up of our T-Ray 4000 sales.

Operating Expenses

Research and Development expenses (R&D) -- The Company's R&D costs increased by $206,000 to $4.2 million during FY 2008 compared to $4.0 million in FY 2007. The increase was attributable to the Company's planned increase R&D spending as we continued to focus on new opportunities in our high growth High Speed Optical Receiver and NDT/THz markets. The Company expects to continue to increase investment in the next generation 40G/100G receivers and NDT/THz applications in FY 2009, however R&D expenses as a percentage of sales is expected to decrease.

Sales and Marketing expenses (S&M) – The Company's S&M expenses increased $138,000 (or 6.3%) to $2.3 million in FY 2008 compared to $2.2 million in FY 2007. The increase was primarily attributable to having a full year of the personnel hired last year and additional sales and marketing support personnel added in FY 2008 to support the projected increased in sales activity in the Company's high growth opportunities.

General and administrative expenses (G&A) -- G&A expenses decreased by $427,000 (or 8.5%) to approximately $4.6 million (20% of sales) for FY 2008 as compared to $5.0 million (21% of sales) for FY

2007. This decrease was the result of $561,000 in reduced G&A expenses comprised of $215,000 of reduced expenditures, reduced stock compensation expense of $218,000 and lower depreciation expense of $128,000.

Amortization expense was $2.0 million in FY 2008 compared to $1.5 million in FY 2007, an increase of $435,000. This increase was primarily the result of the Company's reassessment of its amortization methodology from straight line to cash flows for its intangible assets.

Other operating expenses incurred were related to the previously announced Wafer Fabrication consolidation to our Ann Arbor facility, which was $1.3 million in FY 2008 compared to $720,000 in FY 2007, and the closure of the Dodgeville, WI facility in FY 2008 at a cost of $534,000. The Dodgeville, WI facility was closed December 31, 2007. All expenses for WI facility closure were incurred and paid in FY 2008 and no additional exit costs are anticipated.

The Company's evaluations of Intangible assets and Goodwill for the year ended March 31, 2008 resulted in no impairment adjustments. In FY 2007, Intangible asset impairment accounted for $349,000 and goodwill impairment of $140,000.

Financing and Other Income (Expense), net

Interest income for FY 2008 decreased to approximately $ 96,000, compared to $213,000 in FY 2007, due primarily to lower cash balances available for short-term investment in FY 2008.

Interest expense for FY 2008 was $2.5 million as compared to $2.6 million in FY 2007, a decrease of $57,000. This decrease was primarily attributable to reduced interest expense of $271,000 comprised of $166,000 lower interest expense on the convertible notes and lower interest expense on other notes, including related parties of $105,000, offset by increases in non-cash interest expense of $214,000 comprised of $144,000 in the amortization of the discount related to the convertible notes and a $70,000 in non-cash interest expense from the reclassification of capital financing costs. In FY 2008 total interest expense related to the convertible notes was approximately $2.0 million. These convertible notes were retired in Q3 of FY 2008 and as a result no additional interest on these notes will be incurred in future periods.

Net loss for FY 2008 was $9.6 million, as compared to net loss of $4.6 million in FY 2007, an increased loss of $5.0 million.

The increase in net loss is attributable to reduced gross profit of approximately $2.0 million, increased non-recurring expenses for wafer fabrication consolidation and the Dodgeville facility closure of approximately $1.0 million and a change in the provision for income taxes of approximately $2.1 million. Despite a loss of $8.4 million before tax, the Company recorded a provision for income taxes of $1.2 million in FY 2008 as compared to an income tax benefit of $920,000 in FY 2007. The Company recorded a tax provision in FY 2008 based upon its decision to fully reserve the Deferred Tax Asset based upon the results of reporting tax losses for the past two years.

Non-cash expenses for FY 2008 were $6.3 million compared to $4.5 million for FY 2007, an increase of $1.8 million. The increase was primarily the result of an increase in convertible note discount interest expenses of $144,000, an increase in amortization and depreciation expense of $411,000, and an increase in the income tax provision of $1.8 million offset by a reduction in goodwill/intangible impairment of $489,000, and a decrease in stock based compensation expense of $131,000.

The Company's net loss for FY 2008, excluding $1.8 million of non-recurring expenses due to the wafer fabrication consolidation and Dodgeville facility closure and $6.3 million of non-cash expenses, including $1.2 million of income tax provision, would be $1.5 million.

Liquidity and Capital Resources

Operating Activities -- Net cash used in operating activities of $3.4 million for the year ended March 31, 2008 was primarily the result of a cash net loss of $3.3 million comprised of a net loss of $9.6 million, of which $6.3 million was non-cash expenses. This net cash loss was increased by $30,000 changes in operating assets and liabilities comprised of a decrease in accounts receivable of $385,000, inventories of $308,000 and prepaids/other assets of $111,000, offset by an decrease in accounts payable and accrued expenses of $834,000.

Of the approximate $3.3 million cash loss, approximately $2.1 million was from non-recurring expenses due to the wafer fabrication consolidation, the Wisconsin facility closure and interest expense on the convertible notes.

Net cash provided by operating activities of $256,000 for the year ended March 31, 2007 was primarily the result of a net loss of $4.6 million, of which $4.6 million was non-cash expenses, a decrease in accounts receivable of $800,000, an increase in accounts payable and accrued expenses of $673,000, offset by a net increase in inventories of $1.1 million, and prepaid/other assets of $114,000.

Investing Activities -- Net cash used in investing activities was approximately $1.3 million for the year ended March 31, 2008. The amount consisted of capital expenditures of approximately $1.2 million and patent expenditures were $195,000 for the 2008 fiscal year.

Net cash used in investing activities was $4.1 million for the year ended March 31, 2007. The amount primarily consisted of capital expenditures of $2.4 million, of which $1.9 million was related to the previously announced Wafer Fabrication consolidation and corporate office move to Ann Arbor. Restricted cash required as collateral against the bank loan was $1.5 million. Patent expenditures were $162,000 for the 2007 fiscal year.

Financing Activities -- The Company generated net cash from financing activities of $3.0 million including increases in cash from financing activities of $6.3 million offset by decreases in financing activities of $3.3 million. The increase of cash resulted from the private placement of Company Class A common stock of $4.3 million, $227,000 from the exercise of warrants and stock options for Company common stock, net increase in the bank line of credit of $559,000, and the net increase in term loans of $790,000, offset by the retirement of convertible notes of $2.4 million, and the reduction in related parties notes payable of $550,000.

The Company maintains a revolving line of credit with a regional bank that provides for borrowings up to $3.0 million, based on 80% of the Company's eligible accounts receivable and 40% of the Company's eligible inventory, subject to certain limitations as defined by the agreement. At March 31, 2008, the outstanding balance on the line was $1.3 million. All business assets of the Company secure the line other than the intellectual property of the Company's Picometrix subsidiary. The Loan Agreement contains customary representations, warranties and financial covenants. The interest rate is variable between prime rate and prime less 0.25% based on the bank Index Rate determined by the Debt Service Coverage Ratio, as defined in the loan agreement. This interest is reviewed and adjusted quarterly. The maximum interest rate will equal the prime rate. Interest is payable monthly, with principal due at maturity date on July 1, 2008. The prime interest rate was 5.25% at March 31, 2008.

Net cash used in financing activities was $316,000 for the year ended March 31, 2007. This primarily reflects the $2.95 million cash paid to Santa Barbara Bank & Trust Company (SBBT) to retire the outstanding term loan and line of credit, note payments of $501,000 made to related parties, offset by proceeds of a line of credit from Fifth Third Bank of $740,000, the bank capital lease financing of $1.9 million after principle payments, additional cash proceeds from a term loan by the MEDC of $172,000, and proceeds from employee exercised stock options of $355,000.

At March 31, 2008, the Company had cash and cash equivalents of $0.1 million, a decrease of $1.7 million, from $1.8 million as of March 31, 2007, primarily attributable to a cash loss of $3.3 million from operations, including approximately $1.8 million in wafer fabrication consolidation and Dodgeville plant closure expenses.

Debt

The Company maintains a revolving line of credit with a regional bank that provides for borrowings up to $3.0 million, based on 80% of the Company's eligible accounts receivable and 40% of the Company's eligible inventory, subject to certain limitations as defined by the agreement. At March 31, 2008, the outstanding balance on the line was $1.3 million. All business assets of the Company secure the line other than intellectual property of the Company's Picometrix subsidiary. The Loan Agreement contains customary representations, warranties and financial covenants. The interest rate is variable between prime rate and prime less 0.25% based on the bank Index Rate determined by the Debt Service Coverage Ratio, as defined in the loan agreement. This interest is reviewed and adjusted quarterly. The maximum interest rate will equal the prime rate. Interest is payable monthly, with principal due at maturity date on July 1, 2008. The prime interest rate was 5.25% at March 31, 2008.

In March, 2007, API, as Lessee, entered into a Master Equipment Lease Agreement with Fifth Third Leasing Company, as Lessor, to finance the purchase of new manufacturing equipment up to an aggregate of $2.3 million (Lease). API purchased equipment under the Lease until June 30, 2007. The Lease is amortized over 60-months from its start date of June 30, 2007. The interest rate for the Lease is variable and is based on the prime rate plus 0.125%. The interest rate at March 31, 2008 was 5.375%. API's obligations under the Lease are secured by a first priority security interest in the purchased equipment and are guaranteed by API's subsidiaries.

The Lease contains standard contract provisions regarding the Lessee's obligations to make payment, to maintain the equipment and to keep it insured and events constituting a default under the Lease. The Lease further provides that if no event of default exists at the end of the Lease term, the Company has the option to purchase the Equipment for $1.00. This lease has been accounted for as a capital lease in accordance with SFAS No. 13, "Accounting for Leases". The balance on this loan at March 31, 2008 was approximately $1.9 million, which reflects a principal pay-down of $383,000 made during fiscal year 2008.

The Company believes that current cash levels combined with our revolving line of credit and additional debt or equity financing will be sufficient for our 2009 fiscal year.

MEDC-loan 1 is for an amount up to $1.0 million with an interest rate of 7% and is fully amortized by the end of an eight year period (ending on September 15, 2012). Interest accrued, but unpaid in the first four years of this agreement will be added to the then outstanding principal of this Note. In October 2008, interest will begin to accrue on the restated principal amount. Commencing in October 2008, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining four years. In September 2004 the Company borrowed $750,000 against the Note. In the fourth quarter of FY 2007, the Company borrowed an additional $172,000. In the first quarter of FY 2008, the Company borrowed the final $103,000 against this initial MEDC loan.

MEDC-loan 2 is for an amount up to $1.3 million with an interest rate of 7% and is fully amortized by the end of a six year period (ending on September 15, 2011). Interest accrued, but unpaid in the first two years of this agreement will be added to the then outstanding principal of this Note. During the third year of this agreement, the Company will pay interest on the restated principal of the Note. Commencing in October 2008, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining three years. In September 2005 the Company borrowed $600,000 against the $1.2 million. In May, 2007, the Company borrowed an additional $168,000. On September 15, 2007, principal was restated to include $87,000 of accrued interest. During the 3rd quarter of FY 2008, the Company borrowed final $431,000 against MEDC-loan 2.

Summary of Contractual Obligations and Commitments

The following table sets forth the contractual obligations of the Company at March 31, 2008.

Contractual Obligations		Payments due by period			
	Total	Within 1 year	1 – 3 years	3 – 5 years	More than 5 years
Bank line of credit	$1,300,000	$1,300,000	$ -	$ -	$ -
Capital lease obligations	1,917,000	460,000	1,380,000	77,000	
Long-term MEDC loans	2,311,000	62,000	1,733,000	516,000	-
Debt to related parties	1,851,000	900,000	951,000	-	-
Subtotal – Balance Sheet	7,379,000	2,722,000	4,064,000	593,000	-
Expected interest expense on current debt obligations	838,000	416,000	418,000	4,000	-
Operating lease obligations	2,133,000	1,227,000	902,000	4,000	-
Purchase obligations	2,373,000	2,284,000	89,000	-	-
Total	$12,723,000	$6,649,000	$5,473,000	$ 601,000	$ -

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At March 31, 2008, most of the Company's interest rate exposure is linked to the prime rate, subject to certain limitations, offset by cash investment tied to prime rate. As such, we are at risk to the extent of changes in the prime rate and do not believe that moderate changes in the prime rate will materially affect our operating results or financial condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Advanced Photonix, Inc.:

We have audited the accompanying consolidated balance sheet of Advanced Photonix, Inc. as of March 31, 2008 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule for the year ended March 31, 2008 included at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Photonix, Inc. at March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule for the year ended March 31, 2008, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
Troy, Michigan
June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Advanced Photonix, Inc.:

We have audited the accompanying consolidated balance sheet of Advanced Photonix, Inc. (the "Company") as of March 31, 2007 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company determined that it was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2007 and the results of its operations and its cash flows for each of the years ended March 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States.

Also, in our opinion, the financial statement schedule for the year ended March 31, 2007, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Farber Hass Hurley LLP
(formerly Farber Hass Hurley McEwen LLP)
Camarillo, California
June 15, 2007

ADVANCED PHOTONIX, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2008	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 82,000	$ 1,774,000
Restricted cash	1,500,000	1,500,000
Accounts receivable, net of allowance for doubtful accounts of $14,000 and $51,000 in 2008 and 2007, respectively	3,202,000	3,587,000
Inventories	4,131,000	4,439,000
Prepaid expenses and other current assets	195,000	377,000
Total current assets	9,110,000	11,677,000
Equipment and leasehold improvements, net	4,757,000	4,736,000
Goodwill	4,579,000	4,579,000
Intangibles, net	10,871,000	12,640,000
Deferred income taxes	--	1,225,000
Certificate of deposit	276,000	285,000
Security deposits and other assets	110,000	100,000
Total other assets	15,836,000	18,829,000
TOTAL ASSETS	$ 29,703,000	$ 35,242,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 1,300,000	$ 741,000
Accounts payable	1,339,000	1,401,000
Other accrued expenses	1,254000	2,026,000
Current portion of long-term debt, related parties	900,000	550,000
Current portion of long-term debt	62,000	4,255,000
Current portion of long term debt, capital lease obligations	460,000	280,000
Total current liabilities	5,315,000	9,253,000
Long-term debt, less current portion	2,249,000	1,428,000
Long-term debt-capital lease obligations, less current portion	1,457,000	1,587,000
Long-term debt, less current portion - related parties	951,000	1,851,000
Total liabilities	9,972,000	14,119,000
Commitments and contingencies		
Class A redeemable convertible preferred stock, $.001 par value; 780,000 shares authorized; 2008 and 2007 - 40,000 shares issued and outstanding; liquidation preference $32,000	--	32,000
Shareholders' equity:		
Class A Common Stock, $.001 par value, 50,000,000 authorized; 2008 – 23,977,678 shares issued and outstanding; 2007 – 19,226,006 shares issued and outstanding	24,000	19,000
Class B Common Stock, $.001 par value; 4,420,113 shares authorized, 2008 and 2007 - 31,691 issued and outstanding	--	--
Additional paid-in capital	52,150,000	43,887,000
Accumulated deficit	(32,443,000)	(22,815,000)
Total shareholders' equity	19,731,000	21,091,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 29,703,000	$ 35,242,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended March 31, 2008 and 2007

	2008	2007
Sales, net	$23,215,000	$23,588,000
Cost of products sold	14,340,000	12,693,000
Gross profit	8,875,000	10,895,000
Research and development expenses	4,218,000	4,012,000
Sales and marketing expenses	2,312,000	2,174,000
General and administrative expenses	4,593,000	5,020,000
Amortization expense – intangible assets	1,963,000	1,528,000
Amortization – capital finance expense	--	148,000
Dodgeville consolidation expenses	534,000	--
Wafer fabrication relocation expenses	1,256,000	720,000
Loss on impairment of intangible assets	--	349,000
Loss on impairment of goodwill	--	140,000
Total operating expenses	14,876,000	14,091,000
Income (loss) from operations	(6,001,000)	(3,196,000)
Other income (expense):		
Interest income	96,000	213,000
Interest expense on bank & MEDC loans	(419,000)	(322,000)
Interest expense related to convertible notes	(268,000)	(504,000)
Interest expense, warrant discount	(1,672,000)	(1,528,000)
Interest expense, related parties	(162,000)	(224,000)
Other income (expense)	23,000	(5,000)
Income (Loss) before provision (benefit) for income taxes	(8,403,000)	(5,566,000)
Provision (benefit) for income taxes:		
Provision (benefit) for income taxes - current	--	62,000
Provision (benefit) for income taxes - deferred	1,225,000	(982,000)
Total provision (benefit) for income taxes	1,225,000	(920,000)
Net income (loss)	$(9,628,000)	$(4,646,000)
Basic earnings (loss) per share	$(0.44)	$(0.24)
Diluted earnings (loss) per share	$(0.44)	$(0.24)
Weighted average common shares outstanding	21,770,000	19,065,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Fiscal Years Ended March 31, 2008 and 2007
(Dollars in thousands, except share data)

	Class A Common Shares	Class A Common Amount	Class A Preferred Shares	Class A Preferred Amount	Class B Common Shares	Class B Common Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, APRIL 1, 2006	18,885,006	$19	--	$ --	31,691	$ --	$43,581	$(18,169)	$25,431
Exercise of Stock Options	341,000	--	--	--	--	--	355	--	355
Stock based compensation	--	--	--	--	--	--	361	--	361
Adjustment of discount on convertible notes payable (fair value of detachable warrants issued)	--	--	--	--	--	--	(31)	--	(31)
Deferred tax liability on beneficial conversion	--	--	--	--	--	--	(379)	--	(379)
Net loss	--	--	--	--	--	--	--	(4,646)	(4,646)
BALANCE, MARCH 31, 2007	19,226,006	$19	--	$ --	31,691	$ --	$43,887	$(22,815)	$21,091
Exercise of Stock Options	98,200	--	--	--	--	--	76	--	76
Reclassification of Class A Redeemable Preferred Stock to Equity	--	--	40,000	-	--	. -	32	--	32
Stock based compensation	--	--	--	--	--	--	230	--	230
Shares issued upon conversion of notes payable	1,601,323	2	--	--	--	--	3,150	--	3,152
Warrants exercised	86,817	--	--	--	--	--	151	--	151
Issuance of common stock	2,965,332	3	--	--	--	--	4,318	--	4,321
Adjustment of discount on convertible notes (anti-dilution adjustment)	--	--	--	--	--	--	306	--	306
Net loss	--	--	--	--	--	--	--	(9,628)	(9,628)
BALANCE MARCH 31, 2008	23,977,678	$24	40,000	$ --	31,691	$ --	$52,150	$(32,443)	$19,731

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended March 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$(9,628,000)	$(4,646,000)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	1,130,000	1,076,000
Amortization	2,033,000	1,676,000
Stock based compensation expense	230,000	361,000
Goodwill impairment charges	--	140,000
Loss on impairment of intangible asset	--	349,000
Amortization, convertible note discount	1,672,000	1,528,000
Deferred income taxes	1,225,000	(602,000)
Provision for warranty expense	--	20,000
Other	--	128,000
Changes in operating assets and liabilities:		
Accounts receivable	385,000	800,000
Inventories	308,000	(1,133,000)
Prepaid expenses and other current assets	70,000	284,000
Other assets	41,000	(398,000)
Accounts payable	(62,000)	419,000
Accrued expenses	(772,000)	254,000
Net cash provided by (used in) operating activities	(3,368,000)	256,000
Cash flows from investing activities:		
Capital expenditures	(1.151,000)	(2,437,000)
Change in restricted cash	--	(1,500,000)
Patent expenditures	(195,000)	(162,000)
Net cash used in investing activities	(1,346,000)	(4,099,000)
Cash flows from financing activities:		
Payments on bank loans	--	(1,950,000)
Proceeds from capital lease financing	433,000	1,867,000
Payments on capital lease financing	(383,000)	--
Net borrowings(repayments) on revolving line of credit	559,000	(259,000)
Payments of convertible note	(2,375,000)	--
Proceeds from MEDC term loan	790,000	172,000
Net proceeds from issuance of common stock	4,321,000	--
Proceeds from exercise of warrants	151,000	--
Payments on related party debt	(550,000)	(501,000)
Proceeds from exercise of stock options	76,000	355,000
Net cash provided by (used in) financing activities	3,022,000	(316,000)
Net increase (decrease) in cash and cash equivalents	(1,692,000)	(4,159,000)
Cash and cash equivalents, beginning of period	1,774,000	5,933,000
Cash and cash equivalents, end of period	$ 82,000	$ 1,774,000
Supplemental cash flow information:		
Cash paid for interest	$745,000	$795,000
Cash paid for income taxes	$ 81,000	$ 26,000
Supplemental disclosure of non-cash operating, investing and financing activities		
Adjustment of discount on convertible notes (anti-dilution adjustment)	(306, 000)	--

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008 and 2007

1. Summary of the Company and Significant Accounting Policies

Summary of Company

Business Description –API is a leading supplier of custom opto-electronic solutions, high-speed optical receivers and Terahertz sensors and instrumentation, serving a variety of global OEM markets including telecommunications, military/aerospace, industrial sensing/NDT, medical and homeland security. Our optoelectronic solutions are based on our silicon LAAPD, PIN photodiode and FILTRODE® detectors. Our patented high-speed optical receivers include APD and PIN photodiode technology based upon III-V materials, including InP, InAlAs, and GaAs. Our newly emerging Terahertz sensor product line is targeted to the industrial NDT, quality control, Homeland Security and military markets. Using our patented fiber coupled technology and high-speed Terahertz generation and detection sensors, we are engaged in transferring Terahertz technology from the application development laboratory to the factory floor. We have two manufacturing facilities located in Camarillo, California and Ann Arbor, Michigan.

The Company's wholly-owned subsidiary, Silicon Sensors, Inc., which manufactured silicon photodiodes and optoelectronic devices in a manufacturing facility in Dodgeville, Wisconsin, was closed December 27, 2007.

During FY 2007, Texas Optoelectronics, Silicon Detectors Inc. and Photonic Detectors Inc. were dissolved. These wholly-owned subsidiaries had no assets or liabilities at the time of dissolution.

Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries (Silicon Sensors Inc. & Picometrix LLC). All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassifications –Certain prior year balances have been reclassified in the consolidated financial statements to conform to the current year presentation.

Operating Segment Information – The Company operates as one segment in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company's chief operating decision maker and management personnel view the Company's performance and make resource allocation decisions by looking at the Company as a whole. Although there are different product lines within the Company, they are economically similar and are also similar in terms of the five criteria set forth in SFAS No. 131 that must be met to combine segments. The Company's products are light and radiation detection devices. The nature of the production process is similar for all product lines, and manufacturing for the different product lines occurs in common facilities. Generally, the same engineers with the same qualifications design and manufacture products for all product lines. The types and class of customers are similar across all product lines, and products are distributed through common channels and distributor networks.

Pervasiveness of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash equivalents, accounts receivable, accounts payable, notes receivable and notes payable) approximates fair value based upon prevailing interest rates available to the Company.

Cash and Cash Equivalents – The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Compensating Cash Balance As a condition of the Line of Credit Agreement with Fifth Third Bank, the Company is required to maintain a compensating quarterly cash balance of not less than $1,500,000 as long as any indebtedness to Fifth Third is outstanding. This amount has been separately disclosed on the accompanying balance sheets as restricted cash. During fiscal year 2008, the Company reclassified the March 31, 2007 compensating balance from cash to restricted cash. In addition, the Company reclassified its fiscal year 2007 statement of cash flows to reflect the compensating balance as an out flow from investing activities.

Accounts Receivable – Receivables are stated at amounts estimated by management to be the net realizable value. The allowance for doubtful accounts is based on specific identification. Accounts receivable are charged off when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected.

Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Any unanticipated change in the customers' credit worthiness or other matters affecting the collectability of amounts due from such customers could have a material affect on the results of operations in the period in which such changes or events occur. As of March 31, 2008, no customer comprised 10% or more of accounts receivable. As of March 31, 2007, one customer comprised 11% of accounts receivable.

Concentration of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents and trade accounts receivable. The Company maintains cash balances at five financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of March 31, 2008, the Company had cash at one financial institution in excess of federally insured amounts. As excess cash is available, the Company invests in short-term and long-term investments, primarily consisting of Government Securities Money Market instruments, and Repurchase agreements. As of March 31, 2008 and March 31, 2007, cash deposits held at financial institutions in excess of FDIC insured amounts were $1.4 million and $2.9 million, respectively.

Inventories – Inventories, which include material, labor and manufacturing overhead, are stated at standard cost (which approximates the first in, first out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

Equipment and Leasehold Improvements – Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	term of lease or useful life, whichever is less
Machinery and Equipment	5 – 7 years
Office Furniture	3 – 7 years
Computer Hardware	3 – 7 years
Computer Software	3 – 5 years
Automobiles	5 years

Patents - Patents represent costs incurred in connection with patent applications. Such costs are amortized using the straight-line method over the useful life of the patent once issued, or expensed immediately if any specific application is unsuccessful.

Impairment of Long-Lived Assets and Goodwill
In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets that are not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount, as defined. If the carrying amount of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value.

Revenue Recognition – Revenue is derived principally from the sales of the Company's products. The Company recognizes revenue when the basic criteria of Staff Accounting Bulletin No. 104 are met. Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, usually in the form of a purchase order, when shipment has occurred since its terms are FOB source, or when services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no post shipment obligations or uncertainties with respect to customer acceptance.

The Company sells certain of its products to customers with a product warranty that provides warranty repairs at no cost. The length of the warranty term is one year from date of shipment. The Company accrues the estimated exposure to warranty claims based upon historical claim costs. The Company's management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or as other information becomes available.

The Company does not provide price protection or general right of return. The Company's return policy only permits product returns for warranty and non-warranty repair or replacement and requires pre-authorization by the Company prior to the return. Credit or discounts, which have been historically insignificant, may be given at the discretion of the Company and are recorded when and if determined.

The Company predominantly sells directly to original equipment manufactures with a direct sales force. The Company sells in limited circumstances through distributors. Sales through distributors represent approximately 5% of total revenue. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return or exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment by the Company, the products are not considered inventory on consignment.

Significant Customers– During fiscal years ended March 31, 2008 and 2007, no single customer accounted for more than 10% of the Company's net sales.

Product Warranty – The Company generally sells products with a limited warranty of product quality. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity. The accruals, and the related expenses, for known issues and for estimated incurred but unidentified issues were not significant during the periods presented.

Shipping and Handling Costs - The Company's policy is to classify shipping and handling costs as a component of Costs of Products Sold in the Statement of Operations.

Research and Development Costs – The Company charges all research and development costs, including costs associated with development contract revenues, to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer. Costs related to revenues on non-recurring engineering services billed to customers are generally classified as cost of product sales. The company generally retains intellectual property rights related to paid research and development contracts.

Advertising Costs – Advertising costs are expensed as incurred. Advertising expense was approximately $106,000 and $91,000 in FY 2008 and 2007, respectively.

Accounting for Stock Option Based Compensation – Effective April 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment: An Amendment of FASB Statements No. 123 and 95" using the modified prospective method. Under this method, compensation cost is recognized on or after the effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant date fair value of those awards. Prior to April 1, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and adopted the disclosure only alternative of SFAS No. 123. For stock-based awards issued on or after April 1, 2006, the Company recognizes the compensation cost on a straight-line basis over the requisite service period for the entire award. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123(R) are based on the same estimate of the grant-date or modification-date fair value and the same attribution method used under SFAS No. 123.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-

Based Payment Awards". The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R). As the Company is currently in a net operating loss position and has placed valuation allowances on its net deferred tax assets, there is no net impact on the Company's APIC pool related to stock-based compensation for the year ended March 31, 2008.

Accounting for Income Taxes — Income tax provisions are provided for taxes currently payable or refundable, and for deferred income taxes arising from future tax consequences of events that were recognized in the Company's financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to an amount that will more likely than not be realized in accordance with SFAS No. 109 "Accounting for Income Taxes".

The Company follows the guidance established in EITF Issue No. 05-8, "Income Tax Consequences of issuing Convertible Debt with a Beneficial Conversion Feature" (EITF 05-8) which concludes that the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and the establishment of a deferred tax liability for the basis difference should result in an adjustment to additional paid in capital.

The calculation of federal income taxes involves dealing with uncertainties in the application of complex tax regulations. On January 1, 2007, the Company adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109" ("FIN 48"). As a result of the implementation of FIN 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Earnings per Share — The Company presents both basic and diluted earnings (loss) per share (EPS) amounts. Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period. The Company uses the treasury stock method to calculate the impact of stock compensation. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. The total shares excluded from the computation of earnings per share for the year ended March 31, 2008 total 426,000 shares, representing outstanding stock options and warrants convertible into shares of common stock.

Recent Pronouncements and Accounting Changes

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements, and does not require any new fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement is effective for the fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP FAS No. 157-2, "Effective Date of FASB Statement No. 157". This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The effective date for nonfinancial assets and nonfinancial liabilities has been delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of SFAS 157 will not have a significant impact on our consolidated financial statements except for the required disclosures related to fair value.

In February 2008, the FASB issued FSP FAS No. 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13". This FSP excludes certain leasing transactions accounted for under FASB Statement No. 13, "Accounting for Leases" from the scope of SFAS No. 157. The exclusion does not apply to fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of SFAS No. 157. FSP FAS No. 157-1 is effective upon the Company's initial adoption of SFAS No. 157. The Company anticipates that this FSP will not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 also includes an amendment to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which applies to all entities with available-for-sale and trading securities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has not elected the early adoption provisions of this standard. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS No. 159 would be applied, which has yet to be determined, as is any decision concerning the adoption of the standard.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007)," Business Combinations" (SFAS No. 141(R)). The objective of SFAS No. 141(R) is to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) includes both core principles and pertinent application guidance, eliminating the need for numerous EITF issues and other interpretative guidance, thereby reducing the complexity of existing GAAP. SFAS No. 141(R) is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. The adoption of SFAS No. 141(R) will change our accounting treatment for business combinations on a prospective basis beginning April 1, 2009.

In December 2007, the FASB issued SFAS No. 160," Non-controlling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way—as equity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. Since the Company currently has no minority interest, this standard will have no impact on our financial position, results of operations or cash flows.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB No. 110") to amend the SEC's views discussed in Staff Accounting Bulletin No. 107 ("SAB No. 107") regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB No. 110 is effective for us beginning April 1, 2007. The company currently uses the simplified method in accordance with SAB No. 107, as amended by SAB No. 110.

Inventories

Inventories consisted of the following at March 31:

	2008	2007
Raw material	$ 3,260,000	$ 3,348,000
Work-in-process	1,626,000	1,503,000
Finished products	229,000	512,000
Total inventories	5,115,000	5,363,000
Less reserve	(984,000)	(924,000)
Inventories, net	$ 4,131,000	$ 4,439,000

Equipment and Leasehold Improvements

Equipment and leasehold improvements consisted of the following at March 31:

	2008	2007
Machinery and equipment	$ 7,912,000	$ 6,449,000
Furniture and fixtures	715,000	521,000
Leasehold improvements	952,000	554,000
Computer hardware equipment	564,000	555,000
Vehicles	26,000	26,000
Capitalized software	419,000	442,000
Total assets	10,588,000	8,547,000
Accumulated depreciation	(6,090,000)	(5,565,000)
	4,498,000	2,982,000
Construction-in-process	259,000	1,754,000
Net equipment and leasehold improvements	$ 4,757,000	$ 4,736,000

Included in the table of Equipment and Leasehold improvements above, are assets totaling $2.3 million at March 31, 2008 and 2007, representing assets leased under a capital lease (see note 6 for a description of lease terms). Accumulated amortization related to the lease assets totaled $234,000 and $0 at March 31, 2008 and 2007, respectively.

Depreciation expense was $1.1 million for fiscal year ended March 31, 2008 and $1.1 million for fiscal year ended March 31, 2007.

Intangible Assets and Goodwill

Intangible assets that have definite lives consist of the following (in thousands):

	Weighted Average Lives	Amortization Method	March 31, 2008 Carrying Value	Accumulated Amortization	Intangibles Net	March 31, 2007 Carrying Value	Accumulated Amortization	Intangibles Net
Non-Compete agreement	3	Cash Flow	$ 130	$ 117	$ 13	$ 130	$ 82	$ 48
Customer list	15	Straight Line	475	322	153	475	309	166
Trademarks	15	Cash Flow	2,270	391	1,879	2,270	286	1,984
Customer relationships	5	Cash Flow	1,380	450	930	1,380	174	1,206
Technology	10	Cash Flow	10,950	3,592	7,358	10,950	2,069	8,881
Patents pending			424	--	424	310	--	310
Patents		Straight Line	187	73	114	107	62	45
Total Intangibles			$ 15,816	$ 4,945	$ 10,871	$ 15,622	$ 2,982	$ 12,640

Through March 31, 2007, these intangible assets were being amortized using the straight-line method, which, at the time of the acquisition, in the Company's judgment, best reflected the pattern in which the economic benefits of the intangible asset would be consumed.

Throughout the amortization period, the Company continuously reviews its amortization method and useful lives to ensure they continue to reflect the pattern in which the assets will be consumed. As part of that analysis, specifically for the Technology intangible asset, the estimated future cash flows, derived from the Company's initial discounted cash flow valuation model used to determine the estimated fair value of intangible assets in connection with the Picometrix acquisition, were projected to be substantially greater in fiscal years 2008-2011 than they were in fiscal years 2006-2007. As a result, the Company felt that the use of the straight-line method of amortization beyond fiscal 2007 no longer would have materially reflected the pattern of future asset consumption. During fiscal years 2006 and 2007, the amount of straight-line amortization taken was greater than the amortization that would have been expensed had the estimated cash flow methodology been used in these years. The Company believed it was appropriate to have accelerated the amortization in the first two years for this technology-based asset. Thus, based on its judgment, the Company felt that a straight-line methodology in the early years of the asset was more appropriate, and a change to the cash flow methodology beginning in 2008 was more appropriate given the estimated future cash flows. The only impact of this change was to modify future amortization expense.

Concurrent with the Company's change in amortization methodology from straight-line to cash flows for the Technology asset, the Company also changed its amortization method from straight-line to cash flows for the Trademarks, Customer List and Non-Compete Agreement intangibles. The change related to these other intangible assets had an insignificant impact to the Company's amortization on a cumulative and prospective basis.

The Company believes that the change from straight-line amortization to cash flow amortization is consistent with the definition in SFAS No. 154 of a "Change in Accounting Estimate Effected by a Change in Accounting Principle". In accordance with paragraph 20 of SFAS No. 154, "like other changes in accounting principle, a change in accounting estimate that is effected by a change in accounting principle may be made only if the new accounting principle is justifiable on the basis that it is preferable. For example, an entity that concludes that the pattern of consumption of the expected benefits of an asset has changed, and determines that a new depreciation method better reflects that pattern, may be justified in making a change in accounting estimate effected by a change in accounting principle." The Company believes that the new accounting principle (cash flow amortization) is preferable beginning in fiscal 2008 because it better reflected the pattern of consumption of the expected benefits of the asset. Preferability is consistent with paragraph 12 of SFAS No. 142, "Goodwill and Other Intangible Assets", which states, "The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up." Furthermore, paragraph 20 of SFAS No. 154 states that "changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, are considered changes in estimates for purposes of applying this Statement." The Company feels this was also applicable to its situation, and thus it treated the change as a change in accounting estimate, rather than a change in accounting principle.

As a part of its analysis, the Company did not change its amortization method, but did reduce the estimated useful life of its Customer Relationships (formerly referred to as R&D Contracts) from 15 years to 5 years. This was done;

1) because this asset is technology related (generated based on customer relationships obtained from various customers) and technology-based assets would tend to have shorter useful lives and
2) to reflect the attrition inherent in customer related intangibles.

In assessing this asset, the Company reviewed the cash flows from its original valuation and determined that such cash flows, while providing a reasonable overall asset value, provided significant variability over its original useful life. Accordingly, the Company adjusted to a shorter estimated remaining life to ensure recognition of cost that better corresponds with the distribution of revenues. The only impact of this change was to modify future amortization expense.

The table below reflects the revised future amortization expense for the Company's intangible assets based on the changes discussed above.

Fiscal Year	Future Amortization As previously Reported	Future Amortization As Adjusted	Difference
2008	$1,394,000	$1,952,000	$558,000
2009	1,356,000	2,090,000	734,000
2010	1,351,000	2,035,000	684,000
2011	1,351,000	1,584,000	233,000
2012	1,351,000	1,305,000	(46,000)
2013 & after	5,482,000	3,319,000	(2,163,000)
Total Amortization	$12,285,000	$12,285,000	$ -

Amortization expense for the fiscal year ended March 31, 2008 was approximately $2.0 million compared to $1.5 million for the year ended March 31, 2007. Patent amortization expense, included above, was approximately $12,000 and $7,000 in FY 2008 and 2007, respectively. The current patents held by the Company have remaining useful lives ranging from 2 years to 20 years.

Assuming no impairment to the intangible value, future amortization expense for intangible assets and patents are as follows:

Intangible Assets (a)		Patents (b)	
2009	$ 2,090,000	2009	$ 14,000
2010	2,035,000	2010	12,000
2011	1,584,000	2011	12,000
2012	1,305,000	2012	12,000
2013	1,088,000	2013	12,000
2014 & after	2,231,000	2014 & after	52,000
Total	$ 10,333,000	Total	$ 114,000

a. The table reflects the revised future amortization expense as of March 31, 2008 for the Company's intangible assets based on the changes discussed above.

b. Patent pending costs of $424,000 are not included in the chart above. These costs will be amortized beginning the month the patents are granted.

Intangible Impairment -- The Company acquired Photonic Detectors Inc. (PDI) in December of 2004 and recorded an intangible asset related to the customer list. In fiscal year ended March 31, 2007 the Company dissolved PDI. As a result of this dissolution and a review of the future cash flows from the customer list, management determined that the intangible customer list asset no longer had value and was written off.

Impairment of Goodwill – The Company's evaluation of Goodwill for the year ended March 31, 2008 indicated that there was no impairment. As a result of the Company's annual goodwill impairment evaluation in prior years, goodwill recorded from the 2003 Texas Optoelectronics Inc. acquisition of approximately $1.4 million was reduced $140,000 in FY 2007, based on the net present value of the estimated future cash flow as a result of the acquisition.

Line of Credit

On March 6, 2007, the Company and Fifth Third Bank entered into a Revolving Line of Credit (the Loan Agreement) providing for borrowings of up to a maximum of $2.0 million. The availability under the facility will be determined by the calculation of a borrowing base that includes a percentage of eligible accounts receivable and inventory.

On November 13, 2007, the Company and Fifth Third Bank signed an amendment to the Loan Agreement increasing the principal amount available to $3.0 million.

The Loan Agreement contains customary representations, warranties and financial covenants including a maximum debt service coverage ratio (as defined in the agreement). The interest rate is variable based on the prime rate and is adjusted quarterly. The maximum interest rate will equal the prime rate. Prime rate at March 31, 2008 was 5.25%. The loan maturity date is now July 1, 2008. The Company did not meet the debt service coverage ratio at March 31, 2008 and the Loan Agreement was subsequently amended as described in footnote 17.

The Loan Agreement is guaranteed by each of API's wholly-owned subsidiaries and the loan is secured by a Security Agreement among API, its Subsidiaries and Fifth Third, pursuant to which API and its subsidiaries granted to Fifth Third a first-priority security interest in certain described assets

Long-Term Debt and Notes Payable

In October 2004, the Company entered into a definitive agreement for the private placement to four institutional investors of $5.0 million aggregate principal amount of its senior convertible notes (Convertible Debt 1st Tranche). The original Securities Purchase Agreement was filed with the Securities and Exchange Commission on October 12, 2004. The notes were convertible at the option of the holder under certain circumstances into shares of the Company's Class A Common Stock at an initial conversion price of $1.9393 per share, subject to adjustment. The notes paid interest at an annual rate of prime plus 1% and had a majority date of October 12, 2007.

In connection with the agreement, costs of approximately $646,000 were incurred which were being amortized over the 36-month term of the agreement or expensed when the notes are converted. In March 2006, the amortization of prepaid capital finance expense was accelerated to reflect the portion of the convertible notes that were converted during the year. In March 2007, the Company paid off the SBBT Term Loan and Line of Credit. The remaining portion of the capital finance expense related to the SBBT loan agreement was accelerated and written off in March 2007.

In connection with the transaction, the Company had issued to the investors five-year warrants to purchase 850,822 shares of the Company's Class A Common Stock at an exercise price of $2.1156 per share, subject to adjustment. The Company had agreed to register the shares of common stock issuable upon conversion of the notes and upon exercise of the warrants for resale under the Securities Act of 1933. The investors had the option for a period of one year following effectiveness of the registration statement to acquire an additional $5.0 million aggregate principal amount of the notes with an initial conversion price of $2.1156 per share and five-year warrants purchasing an additional 850,822 shares of common stock. The original terms of the warrants issued and, the additional warrants to be issued, in the private placement to the investors were also modified on March 9, 2005 to reduce the exercise price from $2.1156 per share of Class A Common Stock of API to $1.78 per share. Similarly, on March 9, 2005, the terms of the notes issued in connection with the private placement (the Notes) were modified to (i) provide that the interest rate shall not be less than 6.5% at any time, (ii) increase the amount of "Permitted Indebtedness" (as such term is defined in the Notes) from $3.0 million to $6.0 million and (iii) decrease the amount of "Permitted Acquisition Indebtedness" (as such term is defined in the Notes) from $6.0 million to $3.0 million. In addition, the investors in the private placement agreed to subordinate, pursuant to a form of subordination agreement in form and substance reasonable satisfactory to them, (i) the principal and interest payments on the Notes to the "Permitted Bank Debt" (as such term is defined in the letters of agreement) and (ii) their liens on the Company's assets to any lien granted by the Company as security for the "Permitted Bank Debt".

In accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", the Company recorded a discount to the note of $1.3 million to account for the fair value associated with the detachable warrants. Upon any exercise of the conversion feature, the notes would then be converted from debt to equity. A copy of the original agreement and all related documents were filed with the Securities and Exchange Commission on October 12, 2004 on Form 8-K, and the foregoing summary is qualified in its entirety by reference thereto.

During FY 2006, $3.5 million of the $5 million Convertible debt was converted into approximately 1,792,000 shares of Class A Common Stock leaving a Convertible Debt 1st Tranche balance of $1.5 million (net of discount) at March 31, 2007. In addition, 170,164 of the warrants were converted and the Company received $299,490 in cash. At March 31, 2007, the balance of unexercised warrants was 680,658.

In September 2005, the Company issued $1.0 million of convertible debt, with an interest rate of prime plus 1%, a maturity date of October 12, 2007 and warrants to purchase 170,164 shares of common stock (Convertible Debt 2nd Tranche). The Company originally valued the warrants and recorded an increase to additional paid-in-capital amounting to $27,000. Subsequently, the Company determined that the beneficial conversion option and the warrants should have been valued using the "Intrinsic Value" approach. Accordingly, the Company recognized a $1.0 million debt discount on the $1.0 million principal value of the convertible note payable and the debt discount was amortized over the life of the note. The note was converted in November 2005 into 472,678 shares of Class A Common Stock. In addition, 85,082 of the warrants were converted and the Company received $151,446 in cash. At March 31, 2007, the balance of unexercised warrants was 85,082.

In March 2006, the Company issued $4.0 million of convertible debt (Convertible Debt 2nd Tranche), with an interest rate of prime plus 1%, a maturity date of October 12, 2007 and warrants to purchase 680,658 shares of common stock. The Company originally valued the warrants and recorded an increase to additional-paid-in- capital amounting to $1.8 million. Subsequently, the Company determined that the beneficial conversion options and warrants should have been valued using the "Intrinsic Value" approach. Accordingly, the Company recognized a $2.7 million debt discount on the $4.0 million principal value of the convertible note payable and was amortizing the debt discount to interest expense over the life of the note. At March 31, 2007, the Convertible Debt 2nd Tranche was $2.7 million (net of the debt discount).

In connection with the placement of the Convertible Notes in October 2004, September 2005 and March 2006, the Company issued detachable warrants granting the holders the right to acquire 1,446,398 shares of the Company's common stock at $1.78 per share. The warrants were to expire five years from the date of registration. In accordance with Emerging Issues Task Force Issue 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), the Company allocated the value attributable to the warrants ($1.9 million) to additional paid-in capital and recorded a corresponding discount against the Convertible Notes. The Company valued the warrants in accordance with EITF 00-27 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 4.9%, a dividend yield of 0%, and volatility of 72%, 52% and 52%, respectively.

As a result of the common stock private placement, completed on September 14, 2007(see note 10), the anti-dilution clause of the Convertible Notes was triggered; increasing the number of shares issuable, if converted, by 104,047 and decreasing the weighted average conversion price to $1.99 from $2.06. In addition the number of warrants increased by 29,500 and the exercise price of the warrants decreased to $1.7444 from $1.78. The Company recorded the intrinsic value attributable to the additional shares and warrants issued of $306,000 as additional debt discount with an offset to Additional Paid in Capital. In accordance with EITF 00-27, the $306,000 was amortized to interest expense over the remaining life of the convertible notes, $134,000 of which was during the quarter ended September 28, 2007, and the remaining $172,000 was amortized in the third quarter ending December 28, 2007.

In October 2007, the Company retired the outstanding convertible notes of $5.5 million. The convertible note holders converted a total of $3.1 million into 1,601,323 shares of the Company's common stock and the Company retired the balance of $2.4 million, plus interest, in cash.

During the third quarter of FY 2008, warrant holder Bluegrass LTD, exercised their right to purchase 86,817 shares of the Company's common stock at $1.7444 per share for $ 151,444 in two stages. In October, 2007, this holder of warrants exercised their right to purchase 50,000 shares of the Company's common stock for $87,220 at $1.7444 per share. On November 8, 2007, this same holder of warrants exercised their right to purchase their final 36,817 shares of the Company's common stock for $64,224 at $1.7444 per share.

For the twelve month period ended March 31, 2008 and March 31, 2007, the Company recorded non-cash interest expense in the amount of $1.7 million and $1.5 million, respectively, in connection with the Convertible Notes discount.

In May 2005, the Company borrowed $2.7 million from a regional bank. Scheduled repayments were principal of $75,000 per month, plus interest, until maturity on May 2, 2008. This loan was paid in full in March 2007.

In March, 2007, API, as Lessee, entered into a Master Equipment Lease Agreement with Fifth Third Leasing Company, as Lessor, to finance the purchase of new manufacturing equipment up to an aggregate of $2.3 million (Lease). API purchased equipment under the Lease until June 30, 2007. The Lease expires May 2012. The interest rate is a variable rate based on the prime rate plus 0.125%. API's obligations under the Lease are secured by a first priority security interest in the purchased equipment and are guaranteed by API's subsidiaries.

The Lease contains standard contract provisions regarding the Lessee's obligations to make payment, to maintain the equipment and to keep it insured and events constituting a default under the Lease. The Lease further provides that if no event of default exists at the end of the Lease term, the Company has the option to purchase the Equipment for $1.00. This lease has been accounted for as a capital lease in accordance with SFAS No. 13, "Accounting for Leases". The balance on this loan at March 31, 2008 was $1.9 million.

Year Ended March 31,	Future minimum capital lease payments
2009	$ 552,000
2010	527,000
2011	502,000
2012	477,000
2013	78,000
2014 & after	--
Total	$2,136,000
Less: amounts representing interest	(219,000)
Total	$1,917,000
Current portion	460,000
Long-term portion	1,457,000

The Michigan Economic Development Corporation (MEDC) entered into two loan agreements with Picometrix LLC, one in fiscal 2004 (MEDC-loan 1) and one in fiscal 2005 (MEDC-loan 2). Both loans are unsecured.

MEDC-loan 1 is for an amount up to $1.0 million with an interest rate of 7% and is fully amortized by the end of an eight year period (ending on September 15, 2012). Interest accrued, but unpaid in the first four years of this agreement will be added to the then outstanding principal of this Note. In October 2008, interest will begin to accrue on the restated principal amount. Commencing in October 2008, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining four years. In September 2004, the Company borrowed $750,000 against the Note. In the fourth quarter of FY 2007, the Company borrowed an additional $ 172,000. In the first quarter of FY 2008, the Company borrowed the final $103,000 against this initial MEDC loan.

MEDC-loan 2 is for an amount up to $1.2 million with an interest rate of 7% and is fully amortized by the end of a six year period (ending on September 15, 2011). Interest accrued, but unpaid in the first two years of this agreement will be added to the then outstanding principal of this Note. During the third year of this agreement, the Company will pay interest on the restated principal of the Note. Commencing in October 2008, the Company will pay MEDC the restated principal and accrued interest on any unpaid balance over the remaining three years. In September 2005 the Company borrowed $600,000 against the $1.2 million. In May, 2007, the Company borrowed an additional $168,000. On September 15, 2007, principal was restated to include $87,000 of accrued interest. During the 3rd quarter of FY 2008, the Company borrowed the final $431,000 against MEDC-loan 2.

As a result of the acquisition of Picotronix, Inc. (dba Picometrix, Inc.), the Company issued promissory notes to the stockholders of Picometrix, (Debt to Related Parties) (see note 15). The notes are payable in annual installments of varying amounts through May 2009. The notes bear interest at a rate of prime plus 1.0% and are secured by all of the intellectual property of Picometrix. API has the option of prepaying the notes without penalty.

Debt Maturity Table (in 000's)

	Balance 3/31/07	Balance 3/31/08	FY2009	FY2010	FY2011	FY2012	FY2013	FY2014 & Beyond
Credit Line – Fifth Third Bank	$ 741	$ 1,300	$ 1,300	$ --	$ --	$ --	$ --	$ --
Debt to Related Parties	2,401	1,851	900	951	--	--	--	--
MEDC loans	1,522	2,311	62	538	577	619	448	67
Convertible Debt 1st Tranche	1,439	--	--	--	--	--	--	--
Convertible Debt 2nd Tranche	2,722	--	--	--	--	--	--	--
Capital Lease Obligation	1,867	1,917	460	460	460	460	77	--
TOTAL	$ 10,692	$ 7,379	$ 2,722	$ 1,949	$ 1,037	$ 1,079	$ 525	$ 67

Capitalization

The Company's Certificate of Incorporation provides for two classes of common stock, a Class A for which 50,000,000 shares are authorized for issuance and a Class B for which 4,420,113 shares are authorized for issuance. The par value of each class is $.001. Subject to certain limited exceptions, shares of Class B Common Stock are automatically converted into an equivalent number of Class A shares upon the sale or transfer of the Class B Common Stock by the original holder. The holder of each share of Class A and Class B Common Stock is entitled to one vote per share.

The Company has authorized 10,000,000 shares of Preferred Stock, of which 780,000 shares have been designated Class A Redeemable Convertible Preferred Stock with a par value of $.001 per share. At March 31, 2007, 40,000 shares of Class A Redeemable Convertible Preferred Stock (Class A Preferred) were issued and outstanding. The Class A redeemable convertible preferred stock is recorded at its issuance price of $.80 per share, which is also the liquidation preference price per share, or a total of $32,000 with respect to all such shares outstanding. The Class A Preferred Stock is redeemable at any time, at the option of the holder, into .3 shares of Class B Common Stock for each share of Class A Preferred Stock converted. This clause has since lapsed and consistent with the Company's disclosure, the preferred stock is now redeemable at the Company's option for $.80 per share at any time. . Accordingly, the Company, in accordance with SAB Topic 3C and EITF Topic D-98 reclassified the Class A redeemable convertible preferred stock as equity, at par value ($.001 per share) with the balance recorded as Additional Paid in Capital. The Class A Preferred stockholders do not have voting rights except as required by applicable law.

Stock Based Compensation

The Company has five stock equity plans: The 1990 Incentive Stock Option and Non-Qualified Stock Option Plan, the 1991 Directors' Stock Option Plan (The Directors' Plan), the 1997 Employee Stock Option Plan, the 2000 Stock Option Plan and the 2007 Equity Incentive Plan. As of March 31, 2008, there were 84,500 shares available for issuance under the 1991 Directors' Plan, 100,000 shares available for issuance under the 1997 Plan, 12,500 shares available for issuance under the 2000 Plan and 2,484,000 shares available for issuance under the 2007 Plan.

As of March 31, 2008, the Company's various equity plans provide for the granting of non-qualified and incentive stock options and restricted stock awards to purchase up to 2,681,000 shares of common stock. Options typically vest at the rate of 25% per year over four years and are exercisable up to ten years from the date of issuance. The Directors' Plan typically vests at the rate of 50% per year over two years. Under these plans, the option exercise price equals the stock's market price on the date of grant. Options and restricted stock awards may be granted to employees, officers, directors and consultants.

Stock option transactions for fiscal years 2007 and 2008 are summarized as follows:

	Shares (000)	Weight Average Exercise Price
Outstanding, March 31, 2006	3,014	$1.74
Exercisable, March 31, 2006	2,025	$1.64
Outstanding, March 31, 2006	3,014	$1.74
Granted	90	$2.81
Exercised	(341)	$1.04
Expired	(223)	$1.74
Outstanding, March 31, 2007	2,540	$1.90
Exercisable, March 31, 2007	1,978	$1.81
Outstanding, March 31, 2007	2,540	$1.90
Granted	161	$1.87
Exercised	(98)	$0.78
Expired	16	$(0.08)
Outstanding, March 31, 2008	2,619	$1.92
Exercisable, March 31, 2008	2,198	$1.87

The intrinsic value of options exercised in fiscal years 2008 and 2007 was approximately $116,000 and $375,000, respectively.

Information regarding stock options outstanding as of March 31, 2008 is as follows:

		Options Outstanding	
Price Range	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	854	$0.78	0.87
$1.50 - $2.50	1,049	$2.00	6.98
$2.87 - $5.34	716	$3.18	5.74

		Options Exercisable	
Price Range Shares	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	853	$0.77	0.87
$1.50 - $2.50	730	$2.00	6.77
$2.87 - $5.34	615	$3.24	5.37

The Company accounts for stock-based incentives plans, in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS No. 123(R)). Accordingly, the Company estimates the fair value of stock-based awards utilizing the Black-Scholes pricing model. The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The fair value calculations involve significant judgments, assumptions, estimates and complexities that impact the amount of compensation expense to be recorded in current and future periods. The factors include:

- The time period that stock-based awards are expected to remain outstanding has been determined based on the average of the original award period and the remaining vesting period in accordance with the SEC's short-cut approach pursuant to SAB No. 107, "Disclosure about Fair Value of

Financial Statements". As additional evidence develops from the Company's stock trading history, the expected term assumption will be refined to capture the relevant trends.

- The future volatility of the Company's stock has been estimated based on the weekly stock price from the acquisition date of Picometrix LLC (May 2, 2005) to the date of the latest stock grant. As additional evidence develops, the future volatility estimate will be refined to capture the relevant trends.
- A dividend yield of zero has been assumed for awards issued for the years ended March 31, 2008 and March 31, 2007, based on the Company's actual past experience and the fact that Company does not anticipate paying a dividend on its shares in the near future.
- The Company has based its risk-free interest rate assumption for awards issued during the years ended March 31, 2008 and March 31, 2007 on the implied yield available on U.S. Treasury issues with an equivalent expected term.
- The forfeiture rate for awards issued during the years ended March 31, 2008 and March 31, 2007 were approximately 18.7% and was based on the Company's actual historical forfeiture trend.

	Year Ended	
	March 31, 2008	March 31, 2007
Option Plan Shares:		
Expected term (in years)	6.3	6.5
Volatility	49.8%	47.8%
Expected dividend	0%	0%
Risk-free interest rate	4.4%	5.0%
Weighted-average grant date fair value	$ 1.09	$ 1.35

Under the provisions of SFAS No. 123(R), the Company recorded $230,000 and $361,000 of stock compensation expense in our consolidated statements of operations for the years ended March 31, 2008 and March 31, 2007, respectively.

The table below lists the classification of the Stock Based Compensation Expense for the years ended March 31, 2008 and March 31, 2007.

	2008	2007
Cost of Products Sold	$ 15,000	--
Research and development expense	58,000	--
General and Administrative expense	143,000	361,000
Sales and Marketing expense	14,000	--
Total Stock Based Compensation	$ 230,000	$ 361,000

At March 31, 2008, the total stock-based compensation expense related to unvested stock options granted to employees under the Company's stock option plans but not yet recognized was approximately $144,000. This expense will be amortized on a straight-line basis over a weighted-average period of approximately 3.1 years and will be adjusted for subsequent changes in estimated forfeitures.

Wafer Fabrication consolidation and Dodgeville closure

Wafer Fabrication consolidation - The Company is in the process of consolidating and modernizing its wafer fabrication facilities. Prior to this consolidation the Company had excess wafer fabrication capacity at its three locations (including Dodgeville, WI), with the Ann Arbor, MI facility having the most modern infrastructure. The wafer fabrication facilities and equipment in its Wisconsin and California facilities had similar capabilities and both required substantial upgrade and improvement in order to maintain production capabilities. Since the Ann Arbor facility, when equipped, would have the physical capacity to produce all of the Company's current and foreseeable wafer requirements and would not significantly impact current production requirements during any upgrade process, management decided to consolidate all optoelectronic wafer fabrication into the Ann Arbor facility. Even though the Company had excess capacity in its Wisconsin and California production facilities, no abnormally low production levels were experienced. Unallocated overheads were recognized as an expense in the period in which they were incurred in accordance with SFAS No. 151, "Inventory Costs", during the normal course of business.

The Company estimates its wafer fabrication consolidation expense will be approximately $2.4 million to complete its consolidation of this business. Projected costs consist of labor and associated expense of $1.1 million, travel and relocation costs of $169,000, accelerated depreciation expense on de-commissioned assets of $150,000 and supplies, consulting and other related costs of $854,000. To date the Company has incurred approximately $2.0 million of such expense the balance expected to be incurred through the remainder of the project is projected to be approximately $397,000. In accordance with SFAS No. 146, "Accounting for Cost Activities Associated with Exit or Disposal Activities", all costs associated with the consolidation are recorded as expenses when incurred. Upon fiscal year 2009 completion of the wafer fabrication consolidation, the Company expects cost reduction through elimination of duplicate expenditures and yield improvements as well as an increase in new product development capability.

Dodgeville closure - During the 3rd quarter of fiscal year 2008, the Company recorded $534,000 in restructuring charges related to the consolidation of the Dodgeville, WI facility into the Camarillo, CA facility. These charges included $243,000 for severance and benefits, $266,000 for manufacturing transfer cost, and $25,000 for lease costs. This consolidation accounted for the termination of 30 employees. Of these reductions to headcount, 26 were in manufacturing, 1 in research and development and 3 in sales, general and administration functions. As of the end of the 3rd quarter of fiscal year 2008, all of these employees were terminated. All closure restructuring charges were paid in the 3rd quarter of fiscal year 2008. The Camarillo, CA and Dodgeville, WI facilities both had the same hybrid manufacturing and assembly capabilities, but combined represented excess capacity. As a result, management decided to reduce this excess capacity and consolidate into the California facility.

Equity

Shareholders' Equity Transactions
On September 14, 2007, The Company completed a private placement (the "Offering") described in the Company's form 8-K filed on September 7, 2007. Each unit sold by the Company in the Offering consisted of four (4) shares of the Company's Class A Common Stock, par value $0.001 per share (the "Offering Shares") and one (1) five year warrant exercisable for one share of Common Stock at an exercise price of $1.85 (each a "Warrant"). The Company sold a total of 741,332 units (consisting of 2,965,332 Offering Shares and 741,332 Warrants), of which 33,000 units (consisting of 132,000 Offering Shares and 33,000 Warrants) were to Related Parties at the prevailing closing stock price of $1.83 per share, for an aggregate purchase price of $4.5 million. The offer and sale of the Offering Shares and Warrants were made pursuant to Rule 506 promulgated pursuant to the Securities Act and each of the investors is an "accredited investor" as defined by Rule 501 promulgated pursuant to the Securities Act.

The schedule below shows the outstanding warrants at March 31, 2008, more fully described in Note 6 and the paragraph above:

Warrants Outstanding & Exercisable

	(in 000s) Shares	Exercise Price	Remaining Life (in yrs)
Convertible Note – 1st Tranche	695	$1.7444	2.1
Convertible Note – 2nd Tranche	781	$1.7444	3.5
Private Placement	741	$1.85	4.5
Total	2,217		

Foreign Sales

In FY 2008 and 2007, the Company had export sales of approximately $3.5 million and $4.4 million, respectively, made primarily to customers in North America, Asia and Europe. All foreign sales are denominated in U.S. dollars. Sales to specific countries, stated as a percentage of total sales, consist of the following:

	2008	2007
Australia	--	--
Canada	1%	1%
Germany	3%	10%
Hong Kong	--	1%
Israel	--	1%
Japan	1%	1%
United Kingdom	7%	4%
All other countries	3%	1%
Total export sales	15%	19%

Employees' Retirement Plan

The Company maintains a 401(k) Plan which is qualified under the Internal Revenue Code. All full-time employees are eligible to participate in the Plan. Employees may make voluntary contributions to the Plan, which is matched by the Company at the rate of $1.00 for every $1.00 of employee contribution up to 3% of wages, and $.50 for every $1.00 of employee contributions on the next 2% of wages, subject to certain limitations. Employer contributions are fully vested when earned. The Company contributions and administration costs recognized as expense were approximately $272,000 and $255,000 in FY 2008 and 2007, respectively.

Income Taxes

At March 31, 2008, the Company had net operating loss carry forwards (NOL's) of approximately $25.7 million for Federal income tax purposes and $4.7 million for state income tax purposes that expire at various dates through fiscal year 2028. The tax laws related to the utilization of loss carry forwards are complex and the amount of the Company's loss carry forward that will ultimately be available to offset future taxable income may be subject to annual limitations under IRC Section 382 resulting from changes in the ownership of the Company's common stock.

The Company performed an analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code had occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of the net operating loss carry forwards attributable to periods before the change. As of March 31, 2008, the Company believes there are no limitations on the use of these federal NOLs.

At March 31, 2008, our net deferred tax asset before consideration of a valuation allowance was approximately $7.9 million, mainly consisting of net operating loss carryforwards which expire at various amounts over an approximate 20 year period. In assessing the realizability of deferred tax assets, the Company has determined that at this time it is "more likely than not" that deferred tax assets will not be realized , primarily due to uncertainties related to its ability to utilize the net operating loss carryforwards before they expire based on the negative evidence of its recent years history of losses, including tax losses in two of the last three years and cumulative taxable losses over the past three years, outweighing the positive evidence of taxable income projections in future years. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible or within the periods before NOL carry forwards expire. During the year ended March 31, 2008, the company recorded a full valuation allowance on its net deferred tax assets and recognized an income tax provision of approximately $1.2 million.

The current tax provisions for the year ended March 31, 2007 was composed of Wisconsin state income tax.

Below are reconciliations between the provisions for income taxes compared with the amounts at the United States federal statutory rate:

Years Ended	March 31, 2008	March 31, 2007
Federal income tax at statutory rates	$ (2,857,000)	$ (1,899,000)
State income taxes, net of federal benefit	(110,000)	(93,000)
Change in NOL carry-forwards	757,000	1,189,000
Change in valuation allowance	3,331,000	(1,189,000)
Change in R&E credit carry-forwards	(29,000)	(13,000)
Other	(165,000)	(22,000)
Permanent items	298,000	1,107,000
Effective federal income tax	$ 1,225,000	$ (920,000)

The Company's net deferred tax assets consist of the following components, for fiscal years 2008 and 2007:

	2008	2007
Sec. 263A adjustment	$ 55,000	$ 45,000
Accrued bonus	--	103,000
Inventory reserve	267,000	270,000
Utility accruals	4,000	--
Warranty reserve	34,000	33,000

Accounts receivable allowance	6,000	20,000
Accrued vacation	43,000	51,000
Charitable contributions	10,000	8,000
NOL Carryforwards	8,760,000	7,524,000
Accumulated amortization	365,000	305,000
Accumulated depreciation	(163,000)	(57,000)
R&D credits	442,000	563,000
Goodwill amortization	322,000	322,000
California Mfg. credit	39,000	39,000
Other	--	--
Total	$ 10,184,000	$ 9,226,000
Valuation allowance	(7,864,000)	(4,533,000)
Deferred tax liability – Intangibles related to Picometrix acquisition	(2,320,000)	(3,089,000)
Deferred tax-beneficial conversion	--	(379,000)
Net deferred tax asset	$ 0	$ 1,225,000

At March 31, 2008 the Company had net operating loss carry forwards for federal tax of approximately $25,743,000 that expires between 2009 and 2028, and approximately $4,711,000 for California state tax that expires between 2013 and 2018.

At March 31, 2008 the Company's Federal R&D tax credit carry forwards totaled approximately $1,325,000. These will expire annually at March 31 over the next twenty (20) years.

Net Income (Loss) Per Share

Calculations of Net income (loss) per share are in accordance with SFAS No. 128, "Earnings per Share". Accordingly, basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding for each year.

The diluted loss per share for FY 2008 and FY 2007 were the equivalent of basic loss per share because of the net loss in each period. Stock options granted to Company employees, directors, and former owners, warrants granted to convertible note holders, warrants granted in association with the private placement (note 10), and other potentially dilutive instruments that were excluded from the calculation of earnings per share in the financial statements because they were anti-dilutive for the periods reported were approximately 4,416,000 shares in FY 2008 and 3,424,000 in FY 2007.

Related Party Transactions

The Company's only significant related party transactions relate to the payment of principal and interest on Debt to Related Parties. On March 31, 2008 the remaining balance on the notes was $1.9 million. The Company paid $550,000 of principal and $129,000 in interest to the note holders in FY 2008. Robin Risser and Steve Williamson, the Company's CFO and CTO, respectively, are the note holders.

Commitments & contingencies

Leases - The Company leases all of its executive offices, research, marketing and manufacturing facilities under non-cancellable operating leases. At March 31, 2008, those leases consisted of approximately 80,300 square feet in two facilities. The facility located in Camarillo, California is leased through February 2009. The facility located in Ann Arbor, Michigan is comprised of the corporate office and the Picometrix LLC manufacturing plant and is leased through June 2010, with two five year options to renew at the current lease rate with a CPI adjuster. In addition, the Company has the right of first refusal to purchase the facility. The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future. Minimum future lease payments under all non-cancellable operating leases are as follows:

2008	$1,190,000
2009	1,190,000
2010	705,000
2011	176,000
Total	$3,261,000

Rent expense was approximately $1.3 million and $1.3 million in FY 2008 and 2007, respectively.

Legal - The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

Subsequent Events

As disclosed in the Form 8-K filed with the SEC on May 1, 2008, the Company and Messrs. Risser and Williamson entered into amendments to the Notes (see Note 15) to extend the due date for the third installment under each of the Notes (in the aggregate amount of $900,000) to December 1, 2008 from the original agreement payment date of May 1, 2008. Prior to entering into the Amendments, the transaction was reviewed and approved by the Company's Audit Committee pursuant to the Company's policies relating the review and approval of related party transactions since Mr. Risser currently serves as the Company's Chief Financial Officer and Mr. Williamson currently serves as the Company's Chief Technology Officer.

On October 12, 2007 API was served with a summons and complaint filed by Opto Diode Corporation in the Central District of California for patent infringement. The infringement is in reference to a product that the Company purchased from InfraTech, which was part of the PDI acquisition. The Company sold less than $30,000 of the named product since the acquisition. The Company settled on June 10, 2008 with Opto Diode Corporation without prejudice and without any financial payment and agreed to stop selling products which were in question. The Company is pursuing a claim for indemnity against InfraTech to recover legal fees and costs incurred in defending the patent claims brought by Opto Diode Corporation.

On June 30, 2008 the Company entered into an amendment to the business loan agreement with Fifth Third Bank with the following terms: The Loan Agreement contains customary representations, warranties and financial covenants including minimum debt service coverage ratio (as defined in the agreement).The Company expects to be in compliance with these terms. The interest rate is variable based on the prime rate plus 2% and is adjusted quarterly. The Prime rate at June 30, 2008 was 5.0%. The new loan maturity date is now October 1, 2008. The new revolving line of credit is $2.5 million (formerly $3.0 million) with a minimum compensating balance requirement of $500,000 (formerly $1.5 million).

Quarterly Financial Data

The table below lists financial information (unaudited) by quarter for each of the two fiscal years ending March 31, 2008 and 2007.

	First	Second	Third	Fourth	Total Year
2008					
Net Sales	$6,145,000	$6,529,000	$5,306,000	$5,235,000	$23,215,000
Cost of Sales	3,675,000	3,784,000	3,431,000	3,450,000	14,340,000
Gross Profit	2,470,000	2,745,000	1,875,000	1,785,000	8,875,000
Research & Development Expenses	896,000	1,016,000	1,034,000	1,272,000	4,218,000
Selling, General & Administrative Expenses	2,650,000	2,497,000	3,117,000	2,397,000	10,658,000
Net Income (Loss)	$(1,906,000)	$(1,857,000)	$(2,726,000)	$(3,139,000)	$(9,628,000)
Basic Income (Loss) per Common Share	$ (0.10)	$ (0.09)	$ (0.11)	$ (0.13)	$ (0.44)
Diluted Income (Loss) per Common Share	$ (0.10)	$ (0.09)	$ (0.11)	$ (0.13)	$ (0.44)
Weighted Average Common Shares Outstanding	19,258,000	19,906,000	23,804,000	23,926,000	21,770,000
2007					
Net Sales	$5,668,000	$5,878,000	$5,881,000	$6,161,000	$23,588,000
Cost of Sales	3,191,000	2,997,000	2,997,000	3,508,000	12,693,000
Gross Profit	2,477,000	2,881,000	2,884,000	2,653,000	10,895,000
Research & Development Expenses	969,000	1,019,000	1,005,000	1,019,000	4,012,000
Selling, General & Administrative Expenses	2,243,000	2,441,000	2,214,000	3,181,000	10,079,000
Net Income (Loss)	$(1,234,000)	$(1,124,000)	$(964,000)	$(1,324,000)	$(4,646,000)
Basic Income (Loss) per Common Share	$ (0.07)	$ (0.06)	$ (0.05)	$ (0.07)	$ (0.24)
Diluted Income (Loss) per Common Share	$ (0.07)	$ (0.06)	$ (0.05)	$ (0.07)	$ (0.24)
Weighted Average Common Shares Outstanding	18,980,000	19,026,000	19,089,000	19,165,000	19,065,000

During the fourth quarter of fiscal year 2008, the Company recorded a tax provision of $1,225,000 to fully reserve its net deferred tax asset.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer (the Certifying Officers) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report and believe that the Company's disclosure controls and procedures are effective based on the required evaluation.

Disclosure Controls - As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (or Exchange Act)). Based on management's evaluation (with the participation of the chief executive officer and chief financial officer), as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective.

Management's Report on Internal Control Over Financial Reporting – Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our evaluation under the criteria set forth in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of March 31, 2008.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we engaged our independent registered public accounting firm to perform, an audit on our internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only managements' report in this Annual Report.

Changes in Internal Controls - During our most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

OTHER INFORMATION

None.

BOARD OF DIRECTORS

Richard D. Kurtz
Chairman of the Board, President and Chief Executive Officer

Robin Risser
Chief Financial Officer

Lance Brewer
Partner at Brewer & Brewer Law firm

M. Scott Farese
President of Chelsea Investments & CEO of Memacin

Donald Pastor
Executive Vice President and Chief Financial
Officer of Telephonics Corporation

Stephen P. Soltwedel
Former President of Filtertek, Inc.

CORPORATE OFFICERS

Richard D. Kurtz
Chief Executive Officer and President

Robin F. Risser
Chief Financial Officer

Steven Williamson
Chief Technology Officer

CORPORATE INFORMATION

STOCK LISTING & SYMBOL: AMEX/API

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

INDEPENDENT AUDITORS
BDO Seidman
755 West Big Beaver,
Suite 1900
Troy, MI 48084-4906
United States of America
(248) 244-6500

CORPORATE LEGAL COUNSEL
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017
(212) 759-3300

INVESTOR/SHAREHOLDER RELATIONS
Cameron Associates, Inc.
1370 Avenue of the Americas
Suite 902
New York, New York 10019
(212) 245-8800

WEB SITE
http://www.advancedphotonix.com

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K including the financial statements and schedules thereto filed with the Securities and Exchange Commission for its most recent fiscal year by written request to the Secretary of the Company at 2928 Boardwalk, Ann Arbor, Michigan 48108.

Appendix A

CERTIFICATE OF AMENDMENT
TO
ADVANCED PHOTONIX, INC.
CERTIFICATE OF INCORPORATION

I, Richard D. Kurtz, President and Chief Executive Officer of Advanced Photonix, Inc., a Delaware corporation, do hereby certify that:

FIRST: The name of the corporation is Advanced Photonix, Inc. The date of filing of its Certificate of Incorporation in the State of Delaware was June 22, 1988.

SECOND: Whereas the Class B Common Stock has been converted into Class A Common Stock in accordance with the provisions of the Certificate of Incorporation and the board of directors and the stockholders of the corporation have approved an increase in the authorized capital of the corporation as set forth in this amendment, the first paragraph of Article FOURTH of the corporation's Certificate of Incorporation is hereby amended to read in its entirety as follows:

> **FOURTH**: The total number of shares that the corporation shall have authority to issue is 110,000,000, consisting of 100,000,000 shares of Class A Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock") of which 780,000 shares shall be designated as Class A Convertible Preferred Stock, par value $.001 per share ("Class A Preferred Stock").

THIRD: This amendment has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FOURTH: This amendment shall become effective on the date of filing.

In Witness Whereof, I have signed this Certificate the ____ day of August, 2008.

____
Richard D. Kurtz
President and Chief Executive Officer

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END